Exhibit 2.1
EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

Dated as of February 4, 2014,

by and among

ATMI, INC.

ENTEGRIS, INC.

and

ATOMIC MERGER CORPORATION

Page

Article I	THE MERGER	1

Section 1.01.	The Merger	1

Section 1.02.	Closing	1

Section 1.03.	Effective Time	2

Section 1.04.	Certificate of Incorporation and By-Laws	2

Section 1.05.	Directors and Officers of Surviving Company	2

Article II	EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT ENTITIES	3

Section 2.01.	Effect on Capital Stock	3

Section 2.02.	Exchange of Certificates	4

Section 2.03.	Dissenters’ Rights	6

Section 2.04.	Treatment of Company Stock Options, Company Restricted Stock Awards, Company Restricted Stock Unit Awards, ESPP and Company Stock Plans	6

Article III	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	8

Section 3.01.	Qualification, Organization, Subsidiaries, etc	8

Section 3.02.	Authority; Execution and Delivery; Enforceability	9

Section 3.03.	Capital Structure	10

Section 3.04.	Governmental Authorization; Non-contravention	11

Section 3.05.	Company SEC Documents	12

Section 3.06.	Absence of Certain Changes or Events	13

Section 3.07.	No Undisclosed Liabilities	14

Section 3.08.	Absence of Litigation	14

Section 3.09.	Compliance with Applicable Laws; Permits	14

Section 3.10.	Intellectual Property	14

Section 3.11.	Environmental Matters	16

Section 3.12.	Material Contracts	16

Section 3.13.	Labor Matters	18

Section 3.14.	Benefits Matters; ERISA Compliance	19

Section 3.15.	Real and Personal Properties	20

Section 3.16.	Taxes	21

Section 3.17.	Proxy Statement	22

i

(continued)
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Section 3.18.	Brokers’ Fees and Expenses	23

Section 3.19.	Opinion of Financial Advisor	23

Section 3.20.	Takeover Statutes	23

Section 3.21.	Insurance	23

Section 3.22.	Certain Business Practices	24

Section 3.23.	Sanctioned Persons; PATRIOT Act	24

Section 3.24.	Conflict Minerals	25

Section 3.25.	Life Sciences Transaction	25

Section 3.26.	No Other Representations or Warranties	26

Article IV	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	26

Section 4.01.	Qualification, Organization, Subsidiaries, etc	26

Section 4.02.	Authority; Execution and Delivery; Enforceability	27

Section 4.03.	Governmental Authorization; Non-contravention	27

Section 4.04.	Absence of Litigation	28

Section 4.05.	Ownership of Merger Sub	28

Section 4.06.	Financing	28

Section 4.07.	No Ownership of Company Common Stock	29

Section 4.08.	Brokers’ Fees and Expenses	30

Section 4.09.	No Other Representations or Warranties	30

Article V	COVENANTS	30

Section 5.01.	Conduct of Business	30

Section 5.02.	No Solicitation by the Company; Company Board Recommendation	34

Section 5.03.	Sale of the Life Sciences Business	39

Article VI	ADDITIONAL AGREEMENTS	39

Section 6.01.	Preparation and Mailing of the Proxy Statement	39

Section 6.02.	Access to Information; Confidentiality	41

Section 6.03.	Reasonable Best Efforts	41

Section 6.04.	Indemnification, Exculpation and Insurance	44

Section 6.05.	Section 16 Matters	46

Section 6.06.	Public Announcements	46

(continued)
Page

Section 6.07.	Employee Matters	46

Section 6.08.	Merger Sub; Parent Subsidiaries; Company Subsidiaries	48

Section 6.09.	Stock Exchange De-Listing	48

Section 6.10.	Stockholder Litigation	48

Section 6.11.	Financing	48

Section 6.12.	Resignation of Directors	52

Section 6.13.	Life Sciences Business	52

Section 6.14.	Third Party Consents	53

Section 6.15.	Cash Balances	53

Article VII	CONDITIONS PRECEDENT	53

Section 7.01.	Conditions to Each Party’s Obligation to Effect the Merger	53

Section 7.02.	Conditions to Obligation of Parent and Merger Sub	54

Section 7.03.	Conditions to Obligations of the Company	54

Article VIII	TERMINATION, AMENDMENT AND WAIVER	55

Section 8.01.	Termination	55

Section 8.02.	Effect of Termination	57

Section 8.03.	Fees and Expenses	57

Section 8.04.	Amendment	59

Section 8.05.	Extension; Waiver	59

Section 8.06.	Procedure for Termination, Amendment, Extension or Waiver	60

Article IX	GENERAL PROVISIONS	60

Section 9.01.	Survival	60

Section 9.02.	Notices	60

Section 9.03.	Definitions	61

Section 9.04.	Rules of Construction	70

Section 9.05.	Severability	71

Section 9.06.	Counterparts	71

Section 9.07.	Entire Agreement; No Third-Party Beneficiaries	71

Section 9.08.	Governing Law; Jurisdiction; Waiver of Jury Trial	71

Section 9.09.	Assignment	72

Section 9.10.	Specific Enforcement	73

(continued)
Page

Section 9.11.	No Recourse to Financing Sources	73

Page

INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	62	Conflict Minerals	25
Acquisition Proposal	38	Continuing Employee	47
Action	62	Contract	64
Adverse Recommendation Change	37	Debt Commitment Letter	29
Affiliate	62	Debt Financing	29
Agreement	1	DGCL	1
Alternative Acquisition Agreement	35	Director Deferred Compensation Plans	64
Alternative Financing	49	Dissenting Shares	6
Applicable Law(s)	62	DOJ	65
Business	62	Effective Time	2
Business Day	62	End Date	56
Capitalization Date	10	Environmental Laws	65
Cash-Out Option	7	ERISA	65
Certificate	3	ERISA Affiliate	20
Certificate of Merger	2	ESPP	65
Closing	1	Exchange Act	65
Closing Date	2	Fee Letter	29
Code	62	Financing Failure	65
Collective Bargaining Agreement	62	Financing Related Parties	60
Commitment Party	29	Financing Sources	65
Company	1	FTC	65
Company Benefit Plans	19	GAAP	65
Company Board	1	Governmental Entity	65
Company By-laws	9	Hazardous Substance	65
Company Charter	9	HSR Act	65
Company Common Stock	3	Inbound IP Contracts	17
Company Disclosure Letter	8	Indebtedness	65
Company Indemnified Parties	45	Insurance Policy	24
Company Material Adverse Effect	62	Intellectual Property	66
Company Parties	74	Intervening Event	39
Company Preferred Stock	10	IRS	19
Company Recommendation	10	Knowledge	66
Company Restricted Stock Award	63	Leased Real Property	21
Company Restricted Stock Unit Award	64	Letter of Transmittal	4
Company SEC Documents	12	Lien	66
Company Securities	11	Life Sciences Assets	66
Company Stock Option	64	Life Sciences Business	66
Company Stock Plans	64	Life Sciences Buyer	1
Company Stockholder Approval	9	Life Sciences Liabilities	66
Company Stockholders Meeting	10	Life Sciences SAPA	1
Compliant	64	Life Sciences Sellers	1
Confidentiality Agreement	42	Life Sciences Subsidiaries	67

v

Marketing Period	67	Permitted Liens	68
Material Contract	16	Person	69
Maximum Amount	46	Proxy Statement	39
Merger	1	Real Property	21
Merger Consideration	3	Real Property Leases	21
Merger Sub	1	Registered IP	14
MN Facility	34	Regulation S-X	69
NASDAQ	68	Regulatory Laws	69
Non-Life Sciences Subsidiaries	68	Representatives	35
Offering Documents	51	Required Antitrust Approvals	12
Order	68	Required Information	69
Outbound IP Contracts	17	Restructuring Transactions	70
Owned Real Property	21	Sanctions	25
Parent	1	Sanctions Laws	25
Parent Board	1	SEC	70
Parent By-laws	27	Securities Act	70
Parent Charter	27	Subsidiary	70
Parent Disclosure Letter	26	Superior Proposal	39
Parent Material Adverse Effect	68	Surviving Company	1
Parent SEC Documents	26	Takeover Laws	42
Parent Termination Fee	59	Tax Returns	71
PATRIOT Act	25	Taxes	70
Paying Agent	4	Termination Fee	58
Payment Fund	4	Transition Services Agreement	71
PCAOB	68	Treasury Regulation	71
Permits	68	Ultra Clean Packaging	71

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 4, 2014, by and among ATMI, Inc., a Delaware corporation (the “Company”), Entegris, Inc., a Delaware corporation, (“Parent”), and Atomic Merger Corporation, a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”).

WHEREAS, the board of directors of Parent (the “Parent Board”), the board of directors of the Company (the “Company Board”) and the board of directors of Merger Sub have approved and declared advisable this Agreement and the Merger;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified in this Agreement in connection with the Merger and to prescribe various conditions to the Merger;

WHEREAS, prior to the date hereof, the Company, ATMI SARL, a company organized under the laws of Luxembourg (“ATMI SARL”), ATMI BELGIUM LLC, a Delaware limited liability company (“ATMI BELGIUM”), ATMI Packaging, Inc., a Minnesota company (“ATMI PACKAGING”), and Advanced Technology Materials, Inc., a Delaware corporation (“ATMI Opco” and, together with the Company, ATMI SARL, ATMI BELGIUM and ATMI PACKAGING, the “Life Sciences Sellers”) and Pall Corporation, a New York corporation (the “Life Sciences Buyer”), have entered into that certain Share and Asset Purchase Agreement, dated as of December 22, 2013 (in the form filed by the Company with the SEC on December 23, 2013 as exhibit 2.1 to its Current Report on Form 8-K, the “Life Sciences SAPA”), pursuant to which the Life Science Sellers will sell the Life Sciences Business, consisting of the Life Sciences Assets and the Life Sciences Liabilities specified therein, prior to the Closing; and

WHEREAS, the consummation of the transactions contemplated by the Life Sciences SAPA and the closing thereunder is a condition precedent to the consummation of the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01. The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), on the Closing Date, Merger Sub shall be merged with and into the Company (the “Merger”).  At the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Merger (the “Surviving Company”).

Section 1.02. Closing.  The closing (the “Closing”) of the Merger shall take place at the offices of Weil, Gotshal & Manges LLP at 767 Fifth Avenue, New York, New York 10153 at 10:00 a.m., New York City time, on a date to be specified by the Company and Parent, which shall be no later than the second (2nd) Business Day following the satisfaction or, to the extent permitted by Applicable Law, waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the Company and Parent; provided, however, that, notwithstanding the satisfaction or waiver of the conditions set forth in Article VII, Parent and Merger Sub shall not be obligated to effect the Closing prior to the third (3rd) Business Day following the final day of the Marketing Period, unless Parent shall request an earlier date on two (2) Business Days’ prior written notice (but, subject in such case, to the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of those conditions)).  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 1.03. Effective Time.  Subject to the provisions of this Agreement, at the Closing, the parties shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the DGCL, and at or prior to the Closing Date, shall make all other filings required under the DGCL or by the Secretary of State of the State of Delaware in connection with the Merger.  The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as the Company and Parent shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.04. Certificate of Incorporation and By-Laws.  At the Effective Time, (i) the Company Charter shall be amended in the Merger to be the same as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Company shall be “Entegris-ATMI, Inc.”) and until thereafter further amended in accordance with its terms and as provided by the DGCL, shall be the amended and restated certificate of incorporation of the Surviving Company, and (ii) the Company By-laws shall be amended in the Merger to be the same as the by-laws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Company shall be “Entegris-ATMI, Inc.”), and as so amended shall be the by-laws of the Surviving Company until thereafter amended in accordance with its terms and as provided by the DGCL or in the amended and restated certificate of incorporation or by-laws of the Surviving Company.

Section 1.05. Directors and Officers of Surviving Company.  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.  The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT ENTITIES

Section 2.01. Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) or any shares of capital stock of Parent or Merger Sub:

(a) Capital Stock of Merger Sub.  Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01, of the Surviving Company.

(b) Cancellation of Treasury Stock and Parent-Owned Stock; Treatment of Stock Owned by Company Subsidiaries.

(i) Each share of Company Common Stock that is owned by the Company as treasury stock and each share of Company Common Stock that is owned directly by Parent, Merger Sub or any Life Sciences Subsidiary immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(ii) Each share of Company Common Stock that is owned by any direct or indirect wholly owned Non-Life Sciences Subsidiary of the Company or any direct or indirect wholly owned Subsidiary of Parent (other than Merger Sub) or of Merger Sub shall be converted into such number of shares of common stock of the Surviving Company such that the ownership percentage of any such Subsidiary in the Surviving Company immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.

(c) Conversion of Company Common Stock.  Subject to Section 2.02 and Section 2.03, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled or converted into shares of the Surviving Company in accordance with Section 2.01(b), Company Restricted Stock Awards, and Dissenting Shares) shall be cancelled and extinguished and converted into the right to receive $34.00 per share in cash (the “Merger Consideration”) payable to each holder thereof, without interest or dividends thereon, less any applicable withholding of Taxes, in the manner provided for in Section 2.02(i).  All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest and subject to any applicable withholding of Taxes.

(d) Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of shares of Company Common Stock will be appropriately adjusted to provide the holders of Company Common Stock, Company Stock Options, Company Restricted Stock Awards, Company Restricted Stock Unit Awards and other awards under the Company Stock Plans the same economic effect as contemplated by this Agreement prior to such event; provided that with respect to outstanding Company Stock Options and other awards made under the Company Stock Plans, any such adjustments shall be made in accordance with the applicable Company Stock Plan.

Section 2.02. Exchange of Certificates.

(a) Paying Agent.  Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration.  At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent, for payment in accordance with this Article II through the Paying Agent, in trust with the Paying Agent for the benefit of the holders of Company Common Stock (other than shares to be canceled or converted into shares of the Surviving Company in accordance with Section 2.01(b), Company Restricted Stock Awards, and Dissenting Shares), by wire transfer of immediately available funds, an amount in cash sufficient to pay the aggregate Merger Consideration to such holders (the “Payment Fund”).

(b) Letter of Transmittal.  As promptly as reasonably practicable after the Effective Time (and in any event within five (5) Business Days after the Effective Time), Parent shall cause the Paying Agent to mail to each holder of record of Company Common Stock whose shares are converted into the right to receive the Merger Consideration pursuant to Section 2.01 a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent, shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may specify, subject to the Company’s reasonable approval, and shall be prepared prior to the Closing), together with instructions thereto.

(c) Merger Consideration Received in Connection with Exchange.  Upon (i) in the case of shares of Company Common Stock represented by a Certificate, the surrender of such Certificate for cancellation to the Paying Agent or (ii) in the case of shares of Company Common Stock held in book-entry form, the receipt of an “agent’s message” by the Paying Agent, in each case together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such shares shall be entitled to receive in exchange therefor the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.01. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration may be issued to a transferee if the Certificate representing such Company Common Stock (or, if such Company Common Stock is held in book-entry form, proper evidence of such transfer) is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer

Taxes have been paid.  Until surrendered as contemplated by this Section 2.02(c), each share of Company Common Stock, and any Certificate with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holders of shares of Company Common Stock are entitled to receive in respect of such shares pursuant to Section 2.01(c). No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate (or shares of Company Common Stock held in book-entry form).

(d) Treatment of Unexchanged Shares.  No cash payment with respect to the Merger Consideration shall be paid to the holder of any unsurrendered Certificate (or shares of Company Common Stock held in book entry form) until the surrender of such Certificate (or shares of Company Common Stock held in book-entry form) in accordance with this Article II.

(e) No Further Ownership Rights in Company Common Stock.  The Merger Consideration paid in accordance with the terms of this Article II, upon conversion of any shares of Company Common Stock, shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock.  At the Effective Time, the stock transfer books of the Company shall be closed and from and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock (or shares of Company Common Stock held in book-entry form) are presented to Parent or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(f) Termination of Payment Fund.  Any portion of the Payment Fund (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Stock for one (1) year after the Effective Time shall be delivered to Parent, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration (subject to abandoned property, escheat or other similar law).

(g) No Liability.  None of the Company, Parent, Merger Sub or the Paying Agent shall be liable to any Person in respect of any portion of the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.  Any portion of the Payment Fund which remains undistributed to the holders of Company Common Stock for two years after the Effective Time (or immediately prior to such earlier date on which the Payment Fund would otherwise escheat to, or become the property of, any Governmental Entity), shall, to the extent permitted by Applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(h) Investment of Payment Fund. The Paying Agent shall invest the cash in the Payment Fund if and as directed by Parent. Any interest and other income resulting from such investments shall be paid to, and be the property of, Parent. No investment losses resulting from investment of the Payment Fund shall diminish the rights of any stockholder of the Company to receive the Merger Consideration or any other payment as provided herein. To the extent there are losses with respect to such investments or the Payment Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms hereof, Parent shall reasonably promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient to make such cash payments.

(i) Withholding Rights.  Each of Parent, the Company, the Surviving Company, and the Paying Agent (without duplication), or other applicable withholding agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Stock, Company Stock Options, Company Restricted Stock Awards, or Company Restricted Stock Unit Awards pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under Applicable Law with respect to Taxes.  Amounts so withheld and timely paid over to the appropriate Governmental Entity shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock, Company Stock Options, Company Restricted Stock Awards or Company Restricted Stock Units Awards in respect of which such deduction or withholding was made.

(j) Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall, in exchange for the cancellation of such lost, stolen or destroyed Certificate, issue the Merger Consideration deliverable in respect thereof as provided in this Article II.

Section 2.03. Dissenters’ Rights.  Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by holders who have not voted in favor of or consented to the Merger and who are entitled to demand and have properly demanded their rights to be paid the fair value of such shares of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be canceled and converted into the right to receive the Merger Consideration as provided in Section 2.01(c), and the holders of Dissenting Shares shall be entitled to only such rights as are granted by Section 262 of the DGCL.  If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares shall thereupon be treated as if they had been converted into, and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon.  The Company shall promptly notify Parent of any notices of intent, demands or other communications received by the Company for appraisal of any shares of Company Common Stock and attempted withdrawals of such demands, and Parent shall have the right to participate in negotiations and proceedings with respect to such demands for appraisal.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent or as otherwise required by an Order, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands, or agree to do any of the foregoing.

Section 2.04. Treatment of Company Stock Options, Company Restricted Stock Awards, Company Restricted Stock Unit Awards, ESPP and Company Stock Plans. Prior to the

Effective Time, the Company Board (or, if appropriate, any committee administering any Company Stock Plans) will take all actions as it deems necessary or appropriate to give effect to this Section 2.04 to provide that:

(a) Treatment of Company Stock Options.  Immediately prior to the Effective Time, each Company Stock Option that is then outstanding and that has an exercise price less than the Merger Consideration (whether or not then vested or exercisable) (each such Company Stock Option, a “Cash-Out Option”) shall be cancelled and terminated, and each holder of a Cash-Out Option shall have the right to receive from the Surviving Company, in respect of such Cash-Out Option, an amount in cash (less applicable withholding taxes, if any) equal to (i) the number of shares of Company Common Stock subject to such Cash-Out Option, multiplied by (ii) the excess of (1) the Merger Consideration over (2) the exercise price per share of such Cash-Out Option, payable through payroll promptly (but in any event no later than the later of ten (10) Business Days following the Closing Date and the first regular payroll date following the Closing Date) following the Closing Date.  With respect to any Company Stock Option that is outstanding immediately prior to the Effective Time that is not a Cash-Out Option, the Company shall cause the cancellation of such Company Stock Option without any payment or consideration therefor.

(b) Treatment of Company Restricted Stock Awards.  Immediately prior to the Effective Time, each Company Restricted Stock Award that is then outstanding shall be cancelled and terminated, and each holder of a Company Restricted Stock Award shall have the right to receive from the Surviving Company, in respect of such Company Restricted Stock Award, an amount in cash (less applicable withholding taxes, if any) equal to (i) the number of shares of Company Common Stock subject to such Company Restricted Stock Award, multiplied by (ii) the Merger Consideration, payable through payroll promptly (but in any event no later than the later of ten (10) Business Days following the Closing Date and the first regular payroll date following the Closing Date) following the Closing Date.

(c) Treatment of Company Restricted Stock Unit Awards.  Immediately prior to the Effective Time, each Company Restricted Stock Unit Award that is then outstanding shall be cancelled and terminated, and each holder of a Company Restricted Stock Unit Award shall have the right to receive from the Surviving Company, in respect of such Company Restricted Stock Unit Award, an amount in cash (less applicable withholding taxes, if any) equal to (i) the number of shares of Company Common Stock subject to such Company Restricted Stock Unit Award (determined in accordance with terms of the applicable Company Restricted Stock Unit Award based on the actual performance achieved as if the Closing Date represented the end date of the performance period), multiplied by (ii) the Merger Consideration, payable through payroll promptly (but in any event no later than the later of ten (10) Business Days following the Closing Date and the first regular payroll date following the Closing Date) following the Closing Date.

(d) Treatment of ESPP. As soon as practicable following the date of this Agreement, the Company shall take all actions necessary (i) to suspend the ESPP effective immediately such that no additional Offering Periods shall be commenced between the date of this Agreement and the Effective Time, (ii) to cancel each outstanding right to purchase shares of Company Common Stock in accordance with the ESPP and (iii) to refund all sums collected from participants during the Offering Period (as defined in the ESPP) then in progress.

(e) Termination of Company Stock Plans.  Prior to the Effective Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Company Board or a committee thereof, which Parent will have a reasonable opportunity to review and comment upon prior to their presentation to the Company Board or such committee) that may be necessary (under the Company Stock Plans and/or related award agreements and the ESPP) to terminate each Company Stock Plan and the ESPP as of the Effective Time.  As of the Effective Time, the Company Stock Plans and the ESPP shall be terminated and shall cease to exist without any liability to the Company, Parent, the Surviving Corporation or any of their respective Subsidiaries (other than the obligation to pay the amounts set forth in Sections 2.04(a), (b), (c) and (d)).

(f) Treatment of Director Deferred Units.  Following the Effective Time, each participant in a Director Deferred Compensation Plan shall have the right to receive from the Surviving Company an amount in cash (less applicable withholding taxes, if any) equal to the product of (i) the Merger Consideration, multiplied by (ii) the number of Stock Credits (as defined in the applicable Director Deferred Compensation Plan) then credited to such participant’s Stock Account (as defined in the applicable Director Deferred Compensation Plan), payable in accordance with the terms of the applicable Director Deferred Compensation Plan.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that, except (i) as disclosed in the Company SEC Documents or any other report, schedule, form, statement, prospectus or other document (including exhibits and schedules thereto and other information incorporated therein) in each case filed with, or furnished to, the SEC after January 1, 2013 and publicly available prior to the date of this Agreement (in each case, to the extent that it is reasonably apparent from the face of such disclosure that such information is relevant to such representations and warranties and other than any risk factor disclosure or other similarly cautionary, predictive or forward-looking statements set forth in any section of any such Company SEC Document; it being understood that any historical and factual information contained within such disclosure or statements shall not be so excluded) or (ii) as disclosed in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by Parent and Merger Sub of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds and each other section or subsection of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such information is relevant to such other section or subsection):

Section 3.01. Qualification, Organization, Subsidiaries, etc.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and, to the extent legally applicable, in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except, in the case of the Company and its Subsidiaries, where the failure to be so duly approved, qualified or licensed and in good standing has not had and would not reasonably be expected to have a Company Material Adverse Effect.  A true, correct and complete list of all the Subsidiaries of the Company (excluding the Life Sciences Subsidiaries), identifying (i) the name, jurisdiction of incorporation or organization, and type of entity of each such Subsidiary, (ii) the number and type of the outstanding share capital or other equity or similar interests of each such Subsidiary, (iii) the percentage of the outstanding share capital or other equity or similar interests of each such Subsidiary owned by the Company and each of its other Subsidiaries, (iv) the percentage of the outstanding share capital or other equity or similar interests of each such Subsidiary owned by any other Person in each such Subsidiary and (v) the number of shares of Company Common Stock owned by each such Subsidiary, is set forth on Section 3.01(a) of the Company Disclosure Letter.

(b) The Company has delivered or made available to Parent, prior to execution of this Agreement, true and complete copies of the restated certificate of incorporation of the Company in effect as of the date of this Agreement (the “Company Charter”), the amended and restated by-laws of the Company in effect as of the date of this Agreement (the “Company By-laws”) and the certificate of incorporation, by-laws and other charter and organizational documents, including all amendments thereto, of each of the Company’s Subsidiaries, in each case as in effect as of the date of this Agreement.

Section 3.02. Authority; Execution and Delivery; Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject only, in the case of the Merger, to the adoption of this Agreement by the affirmative vote of holders of a majority of the outstanding shares of Company Common Stock entitled to vote on such matter at the Company Stockholders Meeting (the “Company Stockholder Approval”).  The Company Board has unanimously (i) approved the execution, delivery and performance of this Agreement, (ii) determined that entering into this Agreement is fair to, and in the best interests of, the Company and its stockholders, (iii) declared this Agreement and the Merger advisable and (iv) subject to Section 5.02, resolved to recommend that the Company’s stockholders adopt this Agreement (the “Company Recommendation”). The Company Board has unanimously directed that the Company submit the adoption of this Agreement to a vote at a meeting of the stockholders of the Company in accordance with the terms of this Agreement (the “Company Stockholders Meeting”). Except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize or adopt this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement, including the sale of the

Life Sciences Business pursuant to the Life Sciences SAPA (except for the filing of the appropriate merger documents as required by the DGCL).  The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

Section 3.03. Capital Structure.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 2,000,000 shares of Preferred Stock, par value $0.01 per share (the “Company Preferred Stock”).  At the close of business on January 31, 2014 (the “Capitalization Date”), (i) 31,985,452 shares of Company Common Stock were issued and outstanding, (ii) 2,651,562 shares of Company Common Stock were issued and outstanding or reserved and available for issuance pursuant to the Company Stock Plans, of which (A) 1,156,241 shares were reserved and available for issuance upon exercise of outstanding Company Stock Options, (B) 1,110,883 shares were issued and outstanding, subject to the vesting or settlement of Company Restricted Stock Awards, (C) 308,012 shares were reserved and available for issuance upon the vesting or settlement of Company Restricted Stock Unit Awards (assuming achievement of the maximum level of performance under such Company Restricted Stock Unit Awards), (D) 715 shares were reserved and available for issuance subject to outstanding purchase rights pursuant to the ESPP, and (E) 75,711 shares were reserved and available for issuance subject to the Director Deferred Compensation Plans, (iii) no shares of Company Preferred Stock were issued and outstanding and (iv) 9,125,780 shares of Company Common Stock were held in the treasury of the Company.

(b) Except as set forth in Section 3.03(a) above or in Section 3.03(b) of the Company Disclosure Letter, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company or any Subsidiary of the Company, or that obligate the Company or any Subsidiary of the Company to issue, sell or transfer, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any of the foregoing or dividends paid thereon (the items in clauses (i), (ii), (iii), (iv) and (v) being referred to collectively as “Company Securities”). There are no outstanding agreements of any kind that (A) obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (except pursuant to the acquisition by the Company of shares of Company Common Stock in settlement of the exercise price of Company Stock Options, or for purposes of satisfying Tax withholding obligations with respect to holders of Company Stock Options, Company Restricted Stock

Awards or Company Restricted Stock Unit Awards), (B) provide any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities, (C) obligate the Company or any of its Subsidiaries to provide funds or make investments (in the form of a loan, capital contribution or otherwise), (D) constitutes a stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or (E) obligate the Company or any Subsidiary of the Company to grant, extend or enter into any such agreements relating to any Company Securities.  Neither the Company nor any of its Subsidiaries is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities.  All outstanding shares of Company Common Stock and all outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid, nonassessable and free and clear of all Liens other than any Liens resulting from restrictions on transfer under applicable securities laws.  Since the Capitalization Date through the date hereof, neither the Company nor any of its Subsidiaries has (A) issued any Company Securities or incurred any obligation to make any payments based on the price or value of Company Securities or dividends paid thereon, other than pursuant to Company Stock Options, Company Restricted Stock Awards and Company Restricted Stock Unit Awards that were outstanding as of the Capitalization Date as set forth in Section 3.03(a) or (B) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any Company Securities.  Section 3.03(b) of the Company Disclosure Letter contains a correct and complete list, as of the Capitalization Date, of all outstanding Company Stock Options, Company Restricted Stock Awards and Company Restricted Stock Unit Awards, including the holder, date of grant number of shares of Company Common Stock underlying such award (with respect to Company Restricted Stock Unit Awards, assuming achievement of the maximum level of performance under such Company Restricted Stock Unit Awards), the type of Company Stock Option (incentive stock option or nonqualified stock option) and, where applicable, exercise price.

Section 3.04. Governmental Authorization; Non-contravention.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby (including the sale of the Life Sciences Business pursuant to the Life Sciences SAPA) require no action by or in respect of, or filing with, any Governmental Entity other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) filings required under, and compliance with other applicable requirements of, the HSR Act and any other applicable Regulatory Law as set forth on Section 3.04(a) of the Company Disclosure Letter (including the expiration or termination of the applicable waiting periods under the HSR Act and the other anti-trust notification and approvals required under non-U.S. jurisdictions, as set forth in Section 3.04(a) of the Company Disclosure Letter, the “Required Antitrust Approvals”), (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act (including the filing with the SEC of the Proxy Statement), and any other applicable U.S. state or federal securities laws, (iv) consents, approvals, orders, authorizations, registrations, declarations and filings required in connection with the consummation of the transactions contemplated by the Life Sciences SAPA and (v) consents, approvals, orders, authorizations, registrations, declarations and filings, the failure of which to be obtained, made or given have not had and would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(b) The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Company Charter, Company By-laws or comparable organizational documents of any of the Company’s Subsidiaries, (ii) assuming compliance with the matters referred to in Section 3.04(a) and receipt of the Company Stockholder Approval, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Contract binding upon the Company or any of its Subsidiaries or any governmental licenses, authorizations, Permits, consents (including consents required by Contract), approvals, variances, exemptions or orders affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as has not had and would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.  Section 3.04(b) of the Company Disclosure Letter sets forth a correct and complete list of Material Contracts pursuant to which consents, notices or waivers are required prior to consummation of the transactions contemplated by this Agreement (whether or not subject to the exceptions with respect to clauses (ii) through (iv) set forth above).

Section 3.05. Company SEC Documents.

(a) The Company has on a timely basis filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2011, together with any exhibits and schedules thereto and other information incorporated therein (collectively, the “Company SEC Documents”).  As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied as to form in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (and, if amended, as of the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved written comments received from the SEC with respect to any of the Company SEC Documents.

(b) The consolidated financial statements of the Company (including the related notes) included or incorporated by reference in the Company SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, had been prepared in all material respects in accordance with GAAP (except, in the case of unaudited statements, as permitted by rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and changes in stockholders’ equity for the periods shown (subject, in the case of unaudited statements, to normal year-end adjustments, which have not had and would not reasonably be expected to have a Company Material Adverse Effect).

(c) The Company has designed and maintains, and at all times since January 1, 2011 has maintained, a system of internal controls over financial reporting and accounting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes.  The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are sufficient to provide reasonable assurance that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure.

(d) Since January 1, 2011, (i) none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their directors, executive officers, auditors, accountants or Representatives has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported to the Company Board, any committee thereof or to any executive officer of the Company evidence of a material violation of securities laws, a breach of fiduciary duty or a similar material violation by the Company or any of its Subsidiaries or any of their officers, directors or employees.

(e) The Company is in compliance in all material respects with all applicable listing and corporate governance requirements of NASDAQ.

Section 3.06. Absence of Certain Changes or Events. Since December 31, 2012 there has not been a Company Material Adverse Effect. Since December 31, 2012 to the date of this Agreement, other than entry into the Life Sciences SAPA and the transactions contemplated thereby or other than as expressly contemplated by or provided for in this Agreement, the business of the Company and the Company’s Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practices.

Section 3.07. No Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities of any nature (whether direct, indirect, accrued, absolute, contingent or otherwise), except (A) liabilities (i) reflected or reserved against in the most recent audited balance sheet (including the notes thereto) of the Company and its Subsidiaries included in the Company SEC Documents filed prior to the date hereof, (ii) incurred after December 31, 2012, in the ordinary course of business consistent with past practice, or (iii) expressly contemplated by or incurred in connection with this Agreement or the transactions contemplated hereby, or (B) the Life Sciences Liabilities.

Section 3.08. Absence of Litigation.  As of the date hereof, there are no Actions pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries, or any executive officer or director of the Company or any of its Subsidiaries (in their capacity as such) or any Order to which the Company or any of its Subsidiaries is subject that (i) involves an amount in controversy in excess of $1,000,000, (ii) would reasonably be expected to impose any legal restraint on, or prohibition against, or limit the Surviving Company’s or its Subsidiaries’ ability to operate, the Business, or (iii) would reasonably be expected to have a Company Material Adverse Effect.  The Company is not subject to any outstanding Order that has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.09. Compliance with Applicable Laws; Permits.  Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries are in, and since January 1, 2011 have been in, compliance with all Applicable Laws, Orders and Permits applicable to the Company and its Subsidiaries and (ii) the Company and each of its Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses, all such Permits will continue to be in full force and effect immediately following the Effective Time, and no suspension or cancellation of any such Permit is pending or, to the Knowledge of the Company, threatened.

Section 3.10. Intellectual Property.  Except as relates solely to the Life Sciences Business or is included in the Life Sciences Assets to be transferred pursuant to the Life Sciences SAPA:

(a) (i) Section 3.10(a) of the Company Disclosure Letter identifies all material patents, registered copyrights, registered trademarks, and registered domain names, and pending applications for the foregoing, owned by the Company and its Subsidiaries as of the date of this Agreement (the “Registered IP”), and (ii) except as set forth in Section 3.10(a) of the Company Disclosure Letter, the Company and its Subsidiaries collectively and exclusively own such Registered IP, and to the Knowledge of the Company, each item of such Registered IP is valid, subsisting and enforceable.

(b) To the Knowledge of the Company, the Company and its Subsidiaries own, free and clear of any Liens other than Permitted Liens, or license or have the right to use, all Intellectual Property used in or necessary to the operation of their business as conducted by them on the date of this Agreement.

(c) Except as provided in the Inbound IP Contracts, neither the Company nor any of its Subsidiaries owe any royalties or other payments to any Person for the use of any Intellectual Property that is incorporated into any Company product.

(d) To the Knowledge of the Company, (i) the conduct of the businesses of the Company and its Subsidiaries as currently conducted does not infringe upon, misappropriate or otherwise violate any valid and enforceable Intellectual Property of any third person in a manner that would have, or would reasonably be expected to have, a Company Material Adverse Effect and (ii) no other person has infringed upon, misappropriated or otherwise violated any Intellectual Property owned or licensed by the Company or any of its Subsidiaries in a manner that would have, or would reasonably be expected to have, a Company Material Adverse Effect.

(e) Neither the Company nor any of its Subsidiaries has since January 1, 2012 received from any Person any notice or threat, and to the Knowledge of the Company, there are no pending Actions that have been commenced against the Company or any of its Subsidiaries since January 1, 2012, in each case either (i) asserting the infringement, misappropriation or other violation of any Intellectual Property by the Company or any of its Subsidiaries or (ii) challenging the validity or enforceability of any Intellectual Property owned by the Company or its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries has since January 1, 2012 sent to any Person any notice or threat, and there are no pending Actions that have been commenced by the Company or any of its Subsidiaries since January 1, 2012, in each case either (i) asserting the infringement, misappropriation or other violation of any Intellectual Property or (ii) challenging the validity or enforceability of any Intellectual Property.

(g) Except as would not have, or would not reasonably be expected to have, a Company Material Adverse Effect: (i) the Company and its Subsidiaries have maintained commercially reasonable and industry standard practices to protect the confidentiality of their trade secrets and other confidential information and (ii) all current and former employees and contractors of the Company or its Subsidiaries who developed in the course of their work for the Company or any its Subsidiaries any material Intellectual Property that is incorporated in any product or service of the Company or its Subsidiaries have executed Contracts that assign to the Company or one of its Subsidiaries all of such Person’s respective rights in such developed Intellectual Property relating to such product or service.

(h) No proprietary software product distributed by the Company or its Subsidiaries as of the date of this Agreement contains any open source computer code in a manner that, under applicable license terms for such open source computer code, imposes a requirement or condition that the Company’s or its Subsidiary’s own proprietary software included in that product be distributed or made available in source code form under open source license terms.

(i) (i) The Company’s and its Subsidiaries’ use and dissemination of any personally-identifiable information concerning individuals is in compliance in all material respects with all applicable Company and Company Subsidiary privacy policies, Applicable Law applicable to the Company and its Subsidiaries, and Contracts to which the Company or its

Subsidiaries are bound, (ii) the Company and its Subsidiaries maintain commercially reasonable and industry standard policies and procedures regarding data security and privacy and maintain administrative, technical, and physical safeguards that are commercially reasonable, and (iii) there have been no material security breaches relating to, or violations of any security policy regarding, or any unauthorized access of, any data or information in the possession of the Company or any of its Subsidiaries.

Section 3.11. Environmental Matters.   (i) The Company and each of its Subsidiaries are and, for the past three (3) years, have been in material compliance with all Environmental Laws applicable to the Company and its Subsidiaries, (ii) the Company and its Subsidiaries hold and comply with all material Permits that are required under applicable Environmental Laws for the lawful conduct of their respective businesses as currently conducted and no Action is pending, or to the Knowledge of the Company, threatened, in connection with any alleged violation of any such Permit or seeking to rescind or materially modify any such Permit, (iii) as of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice of, or to the Knowledge of the Company is the subject of, any Action or request for information by any person asserting or inquiring into any material liability or material obligation on the part of the Company or any of its Subsidiaries arising under any Environmental Law; (iv) no Hazardous Substances have been released by the Company or any Subsidiary or, to the Knowledge of the Company, any other person at or from any real property currently or, to the Knowledge of the Company, formerly owned or operated by the Company or any of its Subsidiaries in a manner that reasonably could be expected to result in a material liability for the Company or any of its Subsidiaries under Environmental Laws; (v) neither the Company nor any Subsidiary is subject to any ongoing obligations pursuant to any Consent Decree or other agreement resolving alleged material violations of or material liabilities under Environmental Laws; and (vi) the Company has made available to Parent all material reports, documents and studies in the Company’s or any Subsidiary’s possession relating to the environmental condition of real properties currently or formerly owned or operated by the Company or any Subsidiary, or relating to material noncompliance by the Company or any Subsidiary  with applicable Environmental Laws.  This Section 3.11 constitutes the sole and exclusive representation or warranty of the Company relating to environmental matters.

Section 3.12. Material Contracts.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth a list of all Material Contracts as of the date of this Agreement.  For purposes of this Agreement, “Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound (other than this Agreement and other than any Contract that is to be transferred or assigned pursuant to the Life Sciences SAPA or that relates solely to the Life Sciences Assets or Life Sciences Liabilities) that:

(i) is or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K;

(ii) provides for the purchase or sale of goods or products from a supplier or to a customer of the Company or any of its

Subsidiaries which the Company or its Subsidiaries reasonably expect will result in purchases or sales in the aggregate amount that exceed $5,000,000 in the 2013 or 2014 fiscal year;

(iii) relates to a joint venture, partnership or other similar arrangement or to the formation, creation, governance or control of, or the economic rights or obligations of the Company or any of its Subsidiaries in, any such joint venture, partnership or other similar arrangement;

(iv) provides for Indebtedness of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $1,000,000, other than (A) Indebtedness solely between or among any of the Company and any of the Non-Life Sciences Subsidiaries and (B) letters of credit;

(v) limits the ability of the Company or any of its Subsidiaries (A) to compete in any line of business or with any Person or in any geographic area for any duration, (B) to sell to or purchase from any Person or entity other than exclusive sales agreements entered into in the ordinary course of business consistent with past practice, (C) to deliver services to any other Person or (D) to make use of any material Intellectual Property owned or otherwise used by the Company or any of its Subsidiaries;

(vi) provides that the Company or any of its Non-Life Sciences Subsidiaries license from any Person besides the Company or any of its Non-Life Sciences Subsidiaries any material Intellectual Property that is incorporated into any Company product (excluding software code or other materials that are generally available on standard commercial terms) (“Inbound IP Contracts”);

(vii) provides that the Company or any of its Non-Life Sciences Subsidiaries license to any Person besides the Company or any of its Non-Life Sciences Subsidiaries any material Intellectual Property owned by the Company or its Subsidiary, other than (A) nonexclusive licenses granted to customers or to distributors, resellers, or other channel partners in the ordinary course of business, (B) nonexclusive licenses granted to manufacturers, consultants, contractors, or suppliers of the Company or any of its Subsidiaries that permit use for the benefit of the Company or any of its Subsidiaries, or (C) nonexclusive licenses that do not include the right to make, have made, distribute or sell any Intellectual Property owned by the Company or its Subsidiaries (“Outbound IP Contracts”);

(viii) contains a “standstill” or similar agreement; or

(ix) is a Real Property Lease.

(b) All of the Material Contracts are valid and binding and in full force and effect (except those that are terminated after the date of this Agreement in accordance with their respective terms and not as a result of a breach or default thereunder by the Company or any of its Subsidiaries). To the Knowledge of the Company, no Person is challenging the validity or enforceability of any Material Contract in any material respect. Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any of the other parties thereto, has violated any provision of, or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither the

Company nor any of its Subsidiaries has received notice that it has violated or defaulted under, any Material Contract, except for those violations and defaults which have not had and would not reasonably be expected to have a Company Material Adverse Effect.  No party to any Material Contract has given the Company or any of its Subsidiaries written notice of its intention to cancel, terminate, change the scope of its rights under or fail to renew any Material Contract.  To the Knowledge of the Company, no current or former officer or director of the Company (i) has (whether directly or indirectly through another entity in which such Person has a material interest, other than as the holder of less than 2% of a class of securities of a publicly traded company) any material interest in any property or assets of the Company (except as a stockholder) or any competitor, customer, supplier or agent of the Company or (ii) is currently a party to any Material Contract.

(c) A true, complete and unredacted copy of each Material Contract, together with all exhibits, schedules, amendments and supplements thereto, has been made available to Parent.

Section 3.13. Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened Action asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable Applicable Law) or other violation of Applicable Law concerning labor or employment, except as would not reasonably be expected to have a Company Material Adverse Effect, or seeking to compel the Company or any of its Subsidiaries to bargain with or otherwise recognize any labor organization or other employee representative, or otherwise concerning any current or former employee or independent contractor of the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries are party or otherwise subject to any Collective Bargaining Agreement or subject to any material bargaining order, injunction or other Order relating to the Company’s or any of its Subsidiaries’ relationship or dealings with its employees, any labor organization or any other employee representative, and no employee of the Company or any of its Subsidiaries is represented by a labor organization or any other employee representative.  There is no strike, picketing, slowdown, lockout, stoppage or other job Action or labor dispute involving the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened and there has been no such Actions or disputes in the past five years.  To the Knowledge of the Company, in the past five years, there has not been any attempt by employees of the Company or any of its Subsidiaries or any labor organization or other employee representative to organize, represent or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of the Company or any of its Subsidiaries.  The employment of each employee of the Company or any of its Subsidiaries is terminable at will by the relevant Company entity without any penalty, liability or severance obligations. Neither the Company nor any of its Subsidiaries is required by Applicable Law or any Collective Bargaining Agreement to provide any notice to, consult with, or obtain the consent of any labor organization or other employee representative in connection with the execution of this Agreement or the Merger.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are, and for the past three (3) years have been,

in compliance with all Applicable Laws respecting immigration, employment and employment practices, terms and conditions of employment, including but not limited to wages and hours and the classification of employees and independent contractors.

Section 3.14. Benefits Matters; ERISA Compliance.

(a) Section 3.14(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list identifying all material Company Benefit Plans (Company Benefit Plans designated with an “*” are sponsored or maintained solely for the benefit of current or former service providers of the Life Sciences Business).  The Company has made available to Parent true and complete copies, to the extent applicable, of (i) all Company Benefit Plans, (ii) the most recent annual report on Form 5500 and all schedules thereto filed with the Internal Revenue Service (the “IRS”) with respect to each Company Benefit Plan, (iii) the most recent summary plan description for each Company Benefit Plan, (iv) each trust agreement, group annuity contract or other funding mechanism relating to any Company Benefit Plan, (v) the most recent financial statements and actuarial reports for each Company Benefit Plan, and (vi) the most recent IRS determination letter or opinion letter in respect of each Company Benefit Plan.  For purposes of this Agreement, “Company Benefit Plans” means, collectively (A) all “employee benefit plans” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and all other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, change in control, disability, vacation, death benefit, hospitalization, medical or other material benefit plans, programs, agreements or arrangements providing, or designed to provide, material benefits to any current or former directors, officers, employees, or consultants of the Company or any of its Subsidiaries or the beneficiaries or dependents of any such Person or as to which the Company or any of its Subsidiaries sponsors, maintains, contributes or is obligated to contribute, or under which the Company or any of its Subsidiaries has or may have any liability and (B) all employment, consulting, severance, retention, change of control, tax gross-up or termination agreements between the Company or any of its Subsidiaries and any current or former directors, officers, employees, or consultants of the Company or any of its Subsidiaries under which the Company or any of its Subsidiaries has or may have any liability.

(b) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter from the IRS and, to the Knowledge of the Company, nothing has occurred that could reasonably be expected to cause the revocation of such determination or opinion letter from the IRS.

(c) Neither the Company nor any Person that would be treated as a single employer with the Company or any of its Subsidiaries under ERISA or the Code (any such Person, an “ERISA Affiliate”) has in the last six years contributed or has been obligated to contribute to any “employee pension plans”, as defined in Section 3(2) of ERISA, subject to Title IV of ERISA or Section 412 of the Code, including a “multiemployer plan”, as defined in Section 3(37) of ERISA.

(d) No Company Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or Applicable Law).

(e) Except as would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan has been administered in accordance with its terms and is in compliance with ERISA (if applicable), the Code and all other Applicable Laws, and, with respect to the Company Benefit Plans, the Company and its Subsidiaries are in compliance with ERISA, the Code and all other Applicable Laws.

(f) There are no pending or, to the Knowledge of the Company, threatened claims (other than routine claims for benefits) by or on behalf of any participant or beneficiary in any of the Company Benefit Plans, or audits or investigations by a Governmental Entity or other Actions otherwise involving any such Company Benefit Plan or the assets of any Company Benefit Plan, except, in each case, for those that would not reasonably be expected to have a Company Material Adverse Effect.

(g) None of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits under any Company Benefit Plan or otherwise; (ii) increase or enhance any benefits under any Company Benefit Plan or otherwise; or (iii) give rise to the payment of any amount by the Company or any of its Subsidiaries that would be nondeductible by reason of Section 280G of the Code.  There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party by which it is required by its terms to compensate, gross-up, indemnify, or otherwise reimburse any Person for excise taxes imposed pursuant to Section 4999 or Section 409A of the Code.

(h) All material contributions required to be made to any Company Benefit Plan by Applicable Law or the terms of the Company Benefit Plan for any period through the date hereof have been timely made or, to the extent not required to be made on or before the date hereof, have been accrued on the financial statements set forth in the Company SEC Documents to the extent required under GAAP.

(i) With respect to each Company Benefit Plan that is subject to the legal requirements of a jurisdiction outside the United States, (i) each such plan required to be registered has been registered, (ii) each such plan that is a defined benefit pension plan or a defined contribution plan has no material unfunded liability, and (iii) except as would not reasonably be expected to have a Company Material Adverse Effect, each such plan is in compliance with its terms and applicable legal requirements.

Section 3.15. Real and Personal Properties.

(a) Section 3.15 of the Company Disclosure Letter sets forth a true, accurate and complete list of the addresses of all real property (i) owned by the Company and each Company Subsidiary (the “Owned Real Property”) or (ii) leased, subleased by, licensed or with respect to which a right to use or occupy has been granted to or by the Company and each Company Subsidiary (the “Leased Real Property”, and together with the Owned Real Property, the “Real Property”), in each case, other than as relates solely to the Life Sciences Assets or Life

Sciences Liabilities.  The Company Disclosure Letter also sets forth beneath the addresses a true, accurate and complete list of all real property leases, including all amendments thereto, relating to the Owned Real Property and the Leased Real Property, specifying the lessor(s) and lessee(s) of such leased property and the date of such lease (each, a “Real Property Lease” and collectively, the “Real Property Leases”).  The Company has delivered to Parent true, correct and complete copies of the Real Property Leases in each case, as amended or otherwise modified and in effect.

(b) The Company and its Subsidiaries have (i) good and valid fee simple title to all of the Owned Real Property, (ii) except as relates solely to the Life Sciences Assets or Life Sciences Liabilities, good and valid title to all the personal properties and assets reflected on the most recent audited balance sheet of the Company and its Subsidiaries included in the Company SEC Documents as being owned by the Company or one of its Subsidiaries or acquired after the date thereof (except for properties and assets that have been disposed of in the ordinary course of business consistent with past practice since the date thereof) and (iii) valid leasehold interests in all of the Leased Real Property, in each case free and clear of all Liens, other than Permitted Liens.  The Real Property, together with permanent easements appurtenant thereto, includes all of the real property used or held for use in connection with or otherwise required to carry on the business of the Company and the Company Subsidiaries as currently conducted in all material respects.  There is no pending or, to Company’s Knowledge, threatened in writing eminent domain taking affecting any of the Real Property.

Section 3.16. Taxes.

(a) Each of the Company and its Subsidiaries has timely filed, taking into account any extensions, all material Tax Returns required to have been filed (or such Tax Returns have been filed on their behalf) and such Tax Returns are accurate and complete in all material respects, and the Company has provided or made available to Parent accurate and complete copies of all income Tax Returns filed by the Company or any of its Subsidiaries since January 1, 2010.  There are no material Liens with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(b) Each of the Company and its Subsidiaries has paid all material Taxes required to have been paid by it (whether or not shown on any Tax Return) other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and have been adequately reserved under GAAP, and no material claim has been made in the last three (3) years by a Governmental Entity in a jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries may be subject to Taxation in that jurisdiction.

(c) Neither the Company nor any of its Subsidiaries has received any written notice of any audits, written claims, examinations, investigations, or other proceedings by any Governmental Entity of the Company or any of its Subsidiaries with respect to any material amount of Taxes that are currently pending or threatened and no deficiency for any material amount of Tax has been asserted or assessed by a Governmental Entity against the Company or any of its Subsidiaries which deficiency has not been paid or is not being contested in good faith in appropriate proceedings and has been adequately reserved under GAAP.

(d) Neither the Company nor any of its Subsidiaries has failed to withhold, collect, or timely remit any material amounts required to have been withheld, collected and remitted in respect of Taxes with respect to any payments to a vendor, employee, independent contractor, creditor, shareholder, or any other Person and the Company and its Subsidiaries have complied in all material respects with all reporting and recordkeeping requirements.

(e) Since January 1, 2010, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(f) Neither the Company nor any of its Subsidiaries is liable for any material amount of Taxes of any other Person (other than the Company and its Subsidiaries) pursuant to Treasury Regulation 1.1502-6 (or any similar provision of Applicable Law) or as a transferee or successor, by Contract or otherwise, or is a party to any Tax allocation or sharing agreement or any Tax indemnity agreement (other than commercial contracts entered into in the ordinary course of business that do not relate primarily to Taxes).

(g) Neither the Company nor any Subsidiary has waived any statute of limitations in respect of any material amount of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, in each case that is currently outstanding, and no closing agreements, private letter rulings, Tax holidays, technical advice memoranda or similar agreements or rulings related to Taxes have been entered into, issued by or requested from any Governmental Entity with or in respect of the Company or any of its Subsidiaries.

(h) Neither the Company nor any of its Subsidiaries has participated in or cooperated with an international boycott within the meaning of Section 999 of the Code.

(i) Neither the Company nor any of its Subsidiaries is or has been required to make any adjustment pursuant to Section 481(a) of the Code (or any similar provision of Applicable Law) by reason of any change in any accounting methods within the last (3) three years, and there is no application pending with any Governmental Entity requesting for permission of any changes in any accounting methods, and to the Knowledge of the Company, no Governmental Entity has proposed any such adjustment or change in accounting method.

(j) The Company and each of its Subsidiaries (if required to do so by Applicable Law) is registered in accordance with all Applicable Law concerning Value Added Tax, Goods and Services Tax, Consumption Tax, and other equivalent Applicable Law, and has complied in all material respects with any recordkeeping and documentation requirements for purposes of the foregoing.

(k) Neither the Company nor any of its Subsidiaries has participated in any  “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4 (or any similar provision of Applicable Law) or any “tax shelter” within the meaning of Section 6662 of the Code (or any similar provision of Applicable Law).

Section 3.17. Proxy Statement.  None of the information included or incorporated by reference in the Proxy Statement will, at the time it is first published or mailed to the stockholders of the Company, at the time of any amendment thereof or supplement thereto and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statements made in the Proxy Statement based on written information supplied by or on behalf of Parent or Merger Sub expressly for inclusion in the Proxy Statement.

Section 3.18. Brokers’ Fees and Expenses.  Except for Barclays Capital Inc., no broker, finder or investment banker is entitled to any broker’s, finder’s, investment banker’s or other similar fee or commission in connection with the transactions contemplated by this Agreement (including the sale of the Life Sciences Business) based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.  The Company has made available to Parent a true and complete copy of all agreements between the Company and Barclays Capital Inc. pursuant to which such firm would be entitled to any payment relating to the Merger and the other transactions contemplated by this Agreement (including the sale of the Life Sciences Business).

Section 3.19. Opinion of Financial Advisor.  The Company Board has received the opinion of Barclays Capital Inc., to the effect that, as of the date hereof and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be offered to the holders of shares of Company Common Stock is fair from a financial point of view to such holders. As of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.  It is agreed and understood that such opinions are for the benefit of the Company Board and may not be relied on by Parent or Merger Sub.  The Company will make available to Parent solely for informational purposes a signed copy of such opinion as soon as possible following execution of this Agreement (and, in any event, within two (2) Business Days following the execution of this Agreement).

Section 3.20. Takeover Statutes.  The approval of the Company Board of this Agreement and the Merger represents all the action necessary to render inapplicable to this Agreement and the Merger the provisions of Section 203 of the DGCL to the extent, if any, such section would otherwise be applicable to this Agreement and the Merger, and no other state takeover statute applies to this Agreement and the Merger.

Section 3.21. Insurance.

(a) As of the date of this Agreement, each material current insurance policy under which the Company or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage (other than such policies which insure solely Life Sciences Assets or Life Sciences Liabilities or are to be transferred pursuant to the Life Sciences Buyer pursuant to the Life Sciences SAPA) (each, an “Insurance Policy”) is in full force and effect and none of the Company or any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) in any material respect under any Insurance Policy, and, to the Knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination or modification, under any Insurance Policy. There have been no changes to the terms, provisions or conditions of any Insurance Policy since December 31, 2013.

(b) As of the date of this Agreement, there is no material claim pending under any Insurance Policy as to which coverage has been questioned, denied or disputed, in whole or in part, by the underwriters of such Insurance Policies.  The Company has no Knowledge of any threatened termination of, or material premium increase with respect to, or the future unavailability on substantially the same terms of, any of such Insurance Policies.  At no time subsequent to December 31, 2012, has the Company or any of its Subsidiaries (a) been denied any material insurance or indemnity bond coverage which it has requested or (b) made any material reduction in the scope or amount of its insurance coverage.

Section 3.22. Certain Business Practices.  The Company and each of its Subsidiaries (a) is in compliance in all material respects with the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act and any other U.S. or foreign Legal Requirement concerning corrupt payments applicable to it and (b) neither the Company nor any of its Subsidiaries has, to the Knowledge of the Company, been investigated by any Governmental Entity with respect to, or been given written notice (or, to the Knowledge of the Company, oral notice) by a Governmental Entity of, any violation by the Company or any of its Subsidiaries of the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act, or any other U.S. or foreign law concerning corrupt payments.  Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any employee, representative or agent of the Company authorized to act, and acting, on behalf of the Company or any of its Subsidiaries has paid or given, offered or promised to pay or give, or authorized or ratified the payment or giving, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other government official or employee or any political party or candidate for political office or Governmental Entity for the direct or indirect purpose of influencing any act or decision of such Person or of the Governmental Entity to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage that, in each case, has or would reasonably be likely to result in a violation of Applicable Law.  For purposes of this provision, an “official or employee” includes any known official or employee of any directly or indirectly government-owned or controlled entity, and any known officer or employee of a public international organization, as well as any person known to be acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

Section 3.23. Sanctioned Persons; PATRIOT Act. None of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective directors, officers, employees, agents, advisors or Affiliates is subject to any sanctions or economic embargoes administered or enforced by the U.S. Department of State or the U.S. Department of Treasury (including the Office of Foreign Assets Control) or any other applicable sanctions authority (collectively, “Sanctions”, and the associated laws, rules, regulations and orders, collectively, “Sanctions Laws”). Each of the Company and its Subsidiaries and their respective directors, officers and, to the Knowledge of the Company, employees, agents, advisors and Affiliates is in compliance, in all material respects, with (i) all Sanctions Laws and (ii) the Uniting and Strengthening of America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “PATRIOT Act”) and any other applicable terrorism and money laundering laws, rules, regulations and orders.  The operations of the Company and its Affiliates have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the applicable money laundering-related laws.

Section 3.24. Conflict Minerals.  The Company has taken reasonable actions necessary for the Company to be in compliance in all material respects in 2014 with the disclosure requirements of applicable U.S. federal securities laws related to Conflict Minerals. “Conflict Minerals” means: (1) columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, unless the Secretary of State of the United States determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo; and (2) any other mineral or its derivatives determined by the Secretary of State of the United States to be financing conflict in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo.

Section 3.25. Life Sciences Transaction.

(a) None of the Life Sciences Assets or any other rights or interests being transferred by the Company or any Non-Life Sciences Subsidiary pursuant to the Life Sciences SAPA is used in any material respect by the microelectronics and resource efficiency business of the Company and the Non-Life Sciences Subsidiaries as conducted on the date of this Agreement and as it has been conducted since January 1, 2013.

(b) The Seller Fundamental Representations (as defined in the Life Sciences SAPA) were true and correct as of the date of the Life Sciences SAPA and, to the extent it has occurred, the Closing Date (as defined in the Life Sciences SAPA), other than representations and warranties specified in the Life Sciences SAPA to be made as of another date, which representations and warranties were true and correct as of such other date, and, to the Knowledge of the Company, no facts or circumstances exist that would provide the Life Sciences Buyer with the ability to bring a successful claim against the Company or any Non-Life Sciences Subsidiary with respect to the Seller Fundamental Representations.

(c) The portions of the MN Facility that the Life Sciences Buyer may have non-exclusive use of, and access to, pursuant to Section 2.3(b) of the Transition Services Agreement relate only to common areas within the MN Facility previously used by the Life Sciences Business and do not include any other aspects of the MN Facility or use of or access to any manufacturing assets.

(d) After giving effect to the closing of the sale of the Life Sciences Business pursuant to the Life Sciences SAPA, including the consummation of the Restructuring Transactions, neither the Company nor any Non-Life Sciences Subsidiary has outstanding any Indebtedness to any Life Sciences Subsidiary and, except as arising out of the Life Sciences SAPA or the Transition Services Agreement, neither the Company nor any Non-Life Sciences Subsidiary has any obligation, whether direct, indirect, accrued, absolute, contingent or otherwise, to any Life Sciences Subsidiary or to the Life Sciences Buyer and none of the Life Sciences Subsidiaries nor the Life Sciences Buyer has any rights against the Company or any

Non-Life Sciences Subsidiary, except, in each case, for accounts receivables and accounts payables entered into the ordinary course of business and which will be settled in accordance with the Life Sciences SAPA.

Section 3.26. No Other Representations or Warranties.  Except for the representations and warranties contained in Article IV (as modified by the Parent Disclosure Letter) or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof, the Company acknowledges that none of Parent or Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company that, except (i) as disclosed in the reports, schedules, forms, statements, prospectuses and other documents required to be filed with or furnished to the SEC by Parent since January 1, 2013, together with any exhibits and schedules thereto and other information incorporated therein (collectively, the “Parent SEC Documents”) or any other report, schedule, form, statement, prospectus or other document (including exhibits and schedules thereto and other information incorporated therein) in each case filed with, or furnished to, the SEC after January 1, 2013 and publicly available prior to the date of this Agreement (other than any risk factor disclosure or other similarly cautionary, predictive or forward-looking statements set forth in any section of any such Parent SEC Document) or (ii) in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by the Company of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds and each other section or subsection of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such information is relevant to such other section or subsection):

Section 4.01. Qualification, Organization, Subsidiaries, etc.

(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers required to carry on its business as now conducted. Each of Parent and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except, in the case of Parent and its Subsidiaries, where the failure to be so duly approved, qualified or licensed and in good standing has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Parent has delivered or made available to the Company, prior to execution of this Agreement, true and complete copies of the restated certificate of incorporation of Parent in effect as of the date of this Agreement (the “Parent Charter”) and the amended and restated by-laws of Parent in effect as of the date of this Agreement (the “Parent By-laws”) and true and complete copies of the restated certificate of incorporation of Merger Sub in effect as of the date of this Agreement and the by-laws of Merger Sub in effect as of the date of this Agreement.

Section 4.02. Authority; Execution and Delivery; Enforceability.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement to which it is a party.  Parent Board and the board of directors of Merger Sub have (i) approved the execution, delivery and performance of this Agreement, (ii) determined that entering into this Agreement is fair to, and in the best interests of, Parent and its stockholders or Merger Sub and its stockholders, as applicable, and (iii) declared this Agreement and the Merger advisable.  No other corporate proceedings on the part of Parent are necessary to authorize or adopt this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement to which it is a party (except for the filing of the appropriate merger documents as required by the DGCL).  The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated by this Agreement are within the corporate powers of Merger Sub and have been duly authorized by all necessary corporate action on the part of Merger Sub.  Parent and Merger Sub have each duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

Section 4.03. Governmental Authorization; Non-contravention.

(a) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby to which it is a party require no action by or in respect of, or filing with, any Governmental Entity other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent or Merger Sub is qualified to do business, (ii) filings required under, and compliance with any applicable requirements of the HSR Act and any other applicable Regulatory Law as set forth on Section 4.03 of the Parent Disclosure Letter, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities laws, and (iv) consents, approvals, Orders, authorizations, registrations, declarations, and filings the failure of which to be obtained, made or given have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby to which it is a party do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Parent Charter or Parent By-laws or the certificate of incorporation or by-laws of Merger Sub, (ii) assuming compliance with the matters referred to in Section 4.03(a), contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any Contract binding upon Parent or any of its Subsidiaries or any governmental licenses, authorizations, Permits, consents (including consents required by Contract), approvals, variances, exemptions or Orders affecting, or relating in any way to, the assets or business of Parent and any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.04. Absence of Litigation.  As of the date hereof, there are no Actions pending or, to the Knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub or any of their respective Subsidiaries, or any Order to which Parent or Merger Sub or any of their respective Subsidiaries is subject, except, in each case, for those that would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor Merger Sub is subject to an outstanding Order that has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.05. Ownership of Merger Sub.

(a) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share.  All of the issued and outstanding capital stock of Merger Sub is owned beneficially and of record by Parent, free and clear of all Liens.

(b) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the transactions contemplated hereby and, prior to the Effective Time, will not have engaged in any other business activities other than those relating to the transactions contemplated hereby.

Section 4.06. Financing. Parent will have available to it at the Closing, sufficient cash to consummate the Merger and to pay the aggregate Merger Consideration to the Paying Agent and any other amounts required to be paid by Parent in connection with the consummation of the transactions contemplated hereby to which it is a party and to pay all related fees and expenses of Parent and Merger Sub, and there is no restriction on the use of such cash for such purposes. Parent has delivered to the Company a true, complete and correct copy, including all exhibits, schedules or amendments thereto, of the fully executed commitment letter, dated as of the date hereof, from Goldman Sachs Bank USA (the “Commitment Party”) to Parent (the “Debt Commitment Letter”), pursuant to which the Commitment Party has committed, upon the terms and subject to the conditions set forth therein (subject to any “market flex” provisions included in the fee letter dated the date hereof referred to therein (the “Fee Letter”), a true and complete copy of which has been delivered to the Company with fees, economic terms and other customary provisions redacted), to provide the financing set forth in the Debt Commitment Letter (the “Debt Financing”).  The Debt Commitment Letter has not been amended or modified in any manner prior to the date of this Agreement and the respective commitments contained in the Debt Commitment Letter have not been withdrawn, terminated or rescinded in any respect.  Neither Parent nor Merger Sub has entered into any agreement, side letter, contract or other arrangement relating to the financing of the payments to be made by them at the Effective Time, other than as set forth in the Debt Commitment Letter and the Fee Letter and the engagement letter related thereto or as permitted under Section 6.11 (complete copies of each of which have been provided to the Company, with only fee and other economic amounts redacted).  The Debt Commitment Letter is in full force and effect and represents a valid, binding and enforceable obligation of Parent and, to the knowledge of Parent and Merger Sub, a valid, binding and enforceable obligation of the Commitment Party, to provide the financing contemplated thereby subject only to the satisfaction or waiver of the conditions precedent set forth in the Debt Commitment Letter and, in each case, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors.  Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts, if any, that are due and payable on or prior to the date of this Agreement in connection with the Debt Financing.  As of the date of this Agreement, assuming the accuracy of the representations and warranties set forth in Article III such that the condition set forth in Section 7.02(a) is satisfied, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a breach or default on the part of Parent, or, to the knowledge of Parent or Merger Sub, any other party thereto under the Debt Commitment Letter.  As of the date of this Agreement, assuming the accuracy of the representations and warranties set forth in Article III such that the condition set forth in Section 7.02(a) is satisfied, the performance by the Company of its obligations under this Agreement and the satisfaction of the other conditions set forth in Section 7.01 or Section 7.02, neither Parent nor Merger Sub has any reason to believe that Parent will be unable to satisfy on a timely basis any of the conditions to the Debt Financing to be satisfied pursuant to the Debt Commitment Letter (subject to any “market flex” provisions included in the Fee Letter) on or prior to the Closing Date. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing (including pursuant to any “market flex” provisions included in the Fee Letter), other than the conditions precedent set forth in and contemplated by the Debt Commitment Letter and the payment of customary fees. Parent and Merger Sub understand and acknowledge that under the terms of this Agreement, Parent’s and Merger Sub’s obligations to consummate the Merger are not in any way contingent upon or otherwise subject to Parent’s or Merger Sub’s consummation of any financing arrangements, Parent’s or Merger Sub’s obtaining of any financing or the availability, grant, provision or extension of any financing to Parent or Merger Sub.

Section 4.07. No Ownership of Company Common Stock. None of Parent, Merger Sub or any of their Affiliates is or has been during the past three years an “interested stockholder” of the Company as defined in Section 203 of the DGCL. None of Parent, Merger Sub or any of their controlled Affiliates beneficially owns, directly or indirectly, or is the record holder of (or during the past three years has beneficially owned, directly or indirectly, or been the record holder of), or is (or during the past three years has been) a party to any Contract (other than this Agreement and the Confidentiality Agreement), arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of Company Common Stock or any option, warrant or other right to acquire any shares of Company Common Stock.

Section 4.08. Brokers’ Fees and Expenses.  Except for Goldman, Sachs & Co., the fees and expenses of which will be paid by Parent or Merger Sub, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective Affiliates.

Section 4.09. No Other Representations or Warranties.  Except for the representations and warranties contained in Article III or in any certificate delivered by the Company to Parent or Merger Sub in accordance with the terms hereof (and notwithstanding the delivery or disclosure to the Company or its Representatives of any documentation, projections, estimates, budgets or other information), Parent acknowledges that none of the Company, its Subsidiaries or any other Person on behalf of the Company makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS

Section 5.01. Conduct of Business.

(a) Conduct of Business of the Company. From the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, except (i) as prohibited or required by Applicable Law, (ii) as set forth in Section 5.01 of the Company Disclosure Letter, (iii) as otherwise required or expressly contemplated by this Agreement, (iv) if Parent shall otherwise consent (which consent shall not be unreasonably withheld, conditioned or delayed), or (v) for any actions required to be taken pursuant to the terms of the Life Sciences SAPA (including, without limitation, the Restructuring Transactions or pursuant to the Transition Services Agreement) or otherwise solely related to the Life Sciences Assets or the Life Sciences Liabilities, the Company shall, and shall cause each of its Subsidiaries to, (A) conduct its business in the ordinary course of business consistent with past practice and in compliance in all material respects with all Applicable Laws and the requirements of all Material Contracts, (B) use its reasonable best efforts to preserve intact its business organization and business relationships (including with its suppliers, customers and Governmental Entities) and keep available the services of its current officers and employees, (C) use its reasonable best efforts to keep in effect all material insurance policies in coverage amounts substantially similar to those in effect on the date of this Agreement, and (D) use its reasonable best efforts to promptly notify Parent of (1) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement, and (2) any Action commenced or threatened in writing, relating to or involving or otherwise affecting the Company or any of its Subsidiaries that relates to the consummation of the transactions contemplated by this Agreement; provided, however, that no action or failure to take action with respect to matters specifically addressed by any of the provisions of the next sentence shall constitute a breach under this sentence unless such action or failure to take action would constitute a breach of such provision of the next sentence.  In addition, and without limiting the generality of the foregoing and to the fullest extent permitted by Applicable Law, from the date of this Agreement until the earlier of termination of this Agreement and the Effective Time, except (i) as set forth in Section 5.01 of the Company Disclosure Letter, (ii) for any actions required to be taken pursuant to the terms of the Life Sciences SAPA (including, without limitation, the Restructuring Transactions or pursuant to the Transition Services Agreement) or otherwise solely related to the Life Sciences Assets or any Life Sciences Liabilities (except as specifically provided for below), or (iii) with Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to, do any of the following:

(i) amend the Company Charter or the Company By-laws or amend in any material respect (or in any respect adversely impacting Parent or Merger Sub) the comparable organizational documents of any Subsidiary of the Company, or enter into any written agreement with any of the Company’s stockholders in their capacity as such;

(ii) (A) issue, sell, encumber or grant any shares of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests, except for any issuance, sale or grant (1) solely between or among the Company and its wholly owned Non-Life Sciences Subsidiaries or (2) required pursuant to the exercise or settlement of Company Stock Options, Company Restricted Stock Awards or Company Restricted Stock Unit Awards identified in Section 3.03(a) as outstanding on the Capitalization Date in accordance with the terms of the applicable Company Stock Plan in effect on the Capitalization Date or granted after the date hereof to the extent expressly permitted by this Agreement, (B) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, except (x) pursuant to written commitments in effect as of the date hereof with former directors or employees in connection with the termination of their services to the Company or any of its Subsidiaries, copies of which have been filed as exhibits to the Company SEC Documents or (y) in connection with the satisfaction of Tax withholding obligations with respect to Company Stock Options, Company Restricted Stock Awards or Company Restricted Stock Unit Awards, acquisitions by the Company in connection with the forfeiture of such equity awards, or acquisitions by the Company in connection with the net exercise of such Company Stock Options, or (C) split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests;

(iii) (A) in the case of the Company, establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock, Company Securities or other equity or voting interests and (B) in the case of any Subsidiary of the Company, establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock, Company Securities or other equity or voting interests, other than, in each case with respect to any dividend or distribution solely to the Company or any wholly owned domestic Non-Life Sciences Subsidiaries or solely to the extent provided for in the Restructuring Transactions;

(iv) (A) incur any Indebtedness or issue or sell any debt securities or rights to acquire debt securities, except for (1) Indebtedness solely between or among the Company and any of its wholly owned Non-Life Sciences Subsidiaries, (2) letters of credit issued in the ordinary course of business consistent with past practices, and (3) trade credit or trade payables in the ordinary course of business consistent with past practice, or (B) make any loans, capital contributions or advances to any person outside of the ordinary course of business consistent with past practice, other than to the Company or any wholly owned Non-Life Sciences Subsidiary of the Company;

(v) acquire, sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of any Real Property or other material properties or assets, including Intellectual Property, or any material interests therein or waive or relinquish, abandon or allow to lapse any Real Property or other material properties or assets, including Intellectual Property, other than (A) in the ordinary course of business consistent with past practice for fair market value in an amount not to exceed $5,000,000 in the aggregate, (B) pursuant to Contracts in existence on the date of this Agreement and set forth on Section 3.12 of the Company Disclosure Letter, or (C) with respect to transactions (x) where the Company is the acquiring or disposing party, among the Company and one or more of the wholly owned Non-Life Sciences Subsidiaries in the ordinary course of business consistent with past practice or (y) where a wholly owned Non-Life Sciences Subsidiary is the acquiring or disposing party, among the Company and one or more of the wholly owned Non-Life Sciences Subsidiaries or among the wholly owned Non-Life Sciences Subsidiaries;

(vi) make or authorize capital expenditures in any calendar year that, individually or in the aggregate, exceed the amounts budgeted in the Company’s current plan, which amounts are set forth in Section 5.01(a)(vi) of the Company Disclosure Letter, by more than 10%;

(vii) make any change in financial accounting methods, principles or practices, or elections, except insofar as may be required by a change in GAAP or Applicable Law occurring after the date of this Agreement;

(viii) assign, transfer, lease, cancel, fail to renew or fail to extend any Real Property Lease or Permit;

(ix) (A) commence any Action, except with respect to (1) routine matters in the ordinary course of business and consistent with past practices or (2) in such cases where the Company reasonably determines in good faith that the failure to commence such Action would result in a material impairment of a valuable aspect of the Business (provided that the Company consults with Parent and considers the views and comments of Parent with respect to such Actions prior to the commencement thereof) or (B) settle or compromise, or propose to settle or compromise, any claim or Action involving or against the Company or any of its Subsidiaries, other than, subject to Section 6.10, settlements or compromises involving only monetary payment by the Company or any of its Subsidiaries in an amount not to exceed $5,000,000 individually or $10,000,000 in the aggregate;

(x) abandon, encumber, convey title (in whole or in part), exclusively license or grant any material exclusive right or other material exclusive licenses to material Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries, or enter into licenses or agreements that impose material restrictions upon the Company or any of its Affiliates with respect to material Intellectual Property owned by any third party and impair the operation of the business of the Company or any of its Affiliates, in each case, other than in the ordinary course of business consistent with past practice;

(xi) except for amendments, terminations or non-renewals in the ordinary course of business consistent with past practice, amend, waive any provision of, fail to enforce (in each case, in any material respect), assign or terminate any Material Contract or enter into a Contract that would reasonably be likely to (i) adversely affect the Company, Parent or the Surviving Company in any material respect, (ii) limit or restrict the Surviving Company or any of its Affiliates from engaging or competing in any line of business or in any geographical area, other than exclusive sales agreements entered into in the ordinary course of business consistent with past practice or (iii) be a Material Contract if entered into prior to the date hereof;

(xii) except as required by Applicable Law, pursuant to the terms of any Company Benefit Plan in effect on the date hereof, (i) increase the compensation of, hire or terminate any director, executive officer or other employee or independent contractor with annual compensation in excess of $100,000, other than in the ordinary course of business consistent with past practice, or (ii) establish, amend or terminate any Company Benefit Plan (or any plan, program, arrangement or agreement that would be a Company Benefit Plan if it were in existence on the date hereof) or Collective Bargaining Agreement or increase the benefits provided under any Company Benefit Plan;

(xiii) forgive any loans to any employees, officers or directors of the Company, or any of their respective Affiliates;

(xiv) acquire (whether pursuant to merger, stock or asset purchase or otherwise) in one transaction or any series of related transactions any equity interests in any Person or any business or division of any Person or all or substantially all of the assets of any Person (or any business or division thereof), form any Subsidiary or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

(xv) adopt a plan of complete or partial liquidation, dissolution, merger or conversion or resolution providing for or authorizing such a liquidation, dissolution, merger or conversion;

(xvi) (1) except as in the ordinary course of business: (A) make or change any material Tax election of the Company or its Subsidiaries; (B) settle or compromise any material Tax liability of the Company or any of its Subsidiaries or settle or compromise any Tax liability that could have a material effect on the Company or its Subsidiaries in future taxable years; (C) make any material change in any method of Tax accounting; (D) file any material amendment to an income or other material Tax Return; or (E) waive or extend any statute of limitations in respect of any material Taxes except as required by Applicable Law; or (2) fail to promptly notify Parent of any material audit, examination, investigation, written claim or other proceeding by any Governmental Entity relating to Taxes that arises prior to the Effective Time;

(xvii) repatriate any cash, cash equivalents or other assets to the extent that such repatriation would result in a Tax liability to the Company or any of its Subsidiaries except, in connection with the repayment of outstanding indebtedness of an amount not in excess of $60,000,000, for withholding taxes in local jurisdictions that are not material in relation to the value of the cash, cash equivalents or other assets repatriated;

(xviii) amend, modify or waive any provisions of the Life Sciences SAPA or the Transition Services Agreement (or otherwise alter the terms of any services or consideration to be paid therefor under the Transition Services Agreement) that would adversely impact the Parent, the Company, or the Surviving Company in any respect;

(xix) enter into any license or sublease with the Life Sciences Buyer of the real property leased by ATMI PACKAGING pursuant to the Lease, dated October 21, 2004, by and between West-Bloom Industrial, LLC and ATMI PACKAGING, as amended from time to time (the “MN Facility”) on terms that are inconsistent with the terms specified in the Transition Services Agreement in any material respect and that would not reasonably be expected to materially impair the use of the MN Facility by the Company and its Subsidiaries; or

(xx) agree, commit or propose to take any of the foregoing actions.

Section 5.02. No Solicitation by the Company; Company Board Recommendation.

(a) No Solicitation.  Except as expressly permitted by this Section 5.02, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Subsidiaries and its and their directors and officers not to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, with such directors and officers referred to above, “Representatives”) not to, directly or indirectly (i) solicit, seek, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing any non-public information) any inquiries regarding, or the making of, any submission or announcement of a proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, any Acquisition Proposal or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal, (iii) approve, endorse, recommend, submit to stockholders or declare advisable any Acquisition Proposal, (iv) enter into any letter of intent, term sheet, memorandum of understanding, acquisition agreement, merger agreement, option agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal or modify, amend or waive any provision in any Contract contemplating or otherwise relating to an Acquisition Proposal or (v) release or terminate or permit the release of any Person from, or termination of, or waive or modify or permit the waiver or modification of any provision of, or fail to enforce or cause not to be enforced, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party except to the extent that the failure to so release, terminate, waive, modify or fail to enforce would be inconsistent with the fiduciary duties of the Company Board under Applicable Law. The Company shall, and shall cause its Subsidiaries and its and their directors and officers to, and shall use its reasonable best efforts to cause its and their respective Representatives (other than its and their directors and officers) to, immediately cease and cause to be terminated all discussions and negotiations with any Person that may be ongoing with respect to any Acquisition Proposal.  The Company shall promptly (but in no event later than forty-eight (48) hours following the execution of the Agreement) demand that each Person that has heretofore executed a confidentiality agreement with the Company with respect to consideration of a possible Acquisition Proposal at anytime after January 1, 2013 (other than agreements that have expired by their terms) immediately return or destroy all confidential information heretofore furnished by the Company, any of its Subsidiaries or any of its Representatives to such Person, its Subsidiaries or its Representatives.

(b) Discussions.  Notwithstanding anything to the contrary in Section 5.02(a) or any other provision hereof, if (i) at any time prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives a bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal did not result from any breach of this Section 5.02, and (ii) in the case of the following clauses (B) and (C), the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, that such bona fide written Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that failure to take such action would be inconsistent with the directors’ fiduciary duties under Applicable Law, then the Company and its Representatives may (A) contact the Person or group of Persons who has made such Acquisition Proposal in order to clarify terms for the sole purpose of the Company Board informing itself about such Acquisition Proposal, (B) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Acquisition Proposal; provided, that the Company shall promptly (and in any event within 24 hours) provide or make available to Parent any non-public information concerning the Company or its Subsidiaries that is provided or made available to any Person given such access which was not previously provided to Parent or its Representatives and (C) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal.  Without limiting the generality of the foregoing, the Company acknowledges and agrees that any breach of any of the restrictions set forth in this Section 5.02 by any Representative of the Company, whether or not such Representative is purporting to act on behalf of the Company, shall be deemed to constitute a breach of this Section 5.02 by the Company.

(c) Notice of Acquisition Proposals.  The Company shall promptly (and in no event later than twenty-four (24) hours after receipt) notify Parent orally and in writing after receipt by the Company or any of its Representatives of any Acquisition Proposal, any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or any request for non-public information relating to the Company or any of its Subsidiaries, including of the identity of the person making the Acquisition Proposal or other request and the material terms and conditions thereof, and shall promptly (and in no event later than twenty-four (24) hours after receipt) provide copies to Parent of any written proposals, indications of interest, and/or draft agreements relating to such Acquisition Proposal.  The Company shall keep Parent informed, on a prompt basis, as to the status of (including changes to any material terms of, and any other material developments with respect to) such Acquisition Proposal (including by promptly (and in no event later than twenty-four (24) hours after receipt) providing to Parent copies of any additional or revised written proposals, indications of interest, and/or draft agreements relating to such Acquisition Proposal).  The Company agrees that it and its Subsidiaries will not enter into any agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 5.02.

(d) Adverse Recommendation Change.  Except as set forth in this Section 5.02(d), the Company Board shall not (i) (A) change, withhold, withdraw, qualify or modify, in a manner adverse to Parent (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), the Company Recommendation with respect to the Merger, (B) fail to include the Company Recommendation in the Proxy Statement, (C) approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company, an Acquisition Proposal, or (D) fail to publicly reaffirm the Company Recommendation within three (3) Business Days after Parent so requests in writing if there has been any public disclosure by a third party related to an actual Acquisition Proposal by such third party; provided that the Company will be obligated to make such reaffirmation only once in response to each such actual Acquisition Proposal made by such third party; and provided, further, that if the Company Stockholders Meeting is scheduled to take place less than three (3) Business Days after such request, the Company will reaffirm the Company Recommendation prior to such meeting), or (E) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the stockholders of the Company, provided that a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act shall not be prohibited within ten (10) Business Days after commencement of such tender offer or exchange offer (any of the foregoing, an “Adverse Recommendation Change”) or (ii) authorize, adopt or approve or propose to authorize, adopt or approve, an Acquisition Proposal, or cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement.  Notwithstanding anything herein to the contrary, at any time prior to the Company Stockholders Meeting, the Company Board may (I) effect an Adverse Recommendation Change in response to an Intervening Event, if and only if the Company Board has determined in good faith, after consultation with outside legal counsel that the failure to take such action would be inconsistent with the directors’ fiduciary duties under Applicable Law and (II) if the Company receives an Acquisition Proposal that the Company Board determines in good faith constitutes a Superior Proposal (after consultation with its financial advisors and outside legal counsel), authorize, adopt, or approve such Superior Proposal and cause or permit the Company to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company Board may only take the actions described in (x) clause (II) if the Company terminates this Agreement pursuant to Section 8.01(d) concurrently with entering into such Alternative Acquisition Agreement and pays the applicable Termination Fee in compliance with Section 8.03(b)(i) and (y) clauses (I) or (II) if:

(i) the Company has provided prior written notice to Parent of its or the Company Board’s intention to take such actions at least three (3) Business Days in advance of taking such action, which notice shall specify (x) in the case of a Superior Proposal, the material terms of the Superior Proposal and shall include a copy of the relevant proposed transaction agreements with, and the identity of, the Person making the Acquisition Proposal, or (y) in cases not involving a Superior Proposal, the material circumstances giving rise to the Adverse Recommendation Change;

(ii) after providing such notice and prior to taking such actions, the Company shall have, and shall have caused its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) during such three (3) Business Day period to make such adjustments in the terms and conditions of this Agreement as would permit the Company or the Company Board not to take such actions; provided, that any material change to the terms of such Superior Proposal or to the facts and circumstances relating to such Intervening Event shall require a new notice including the details required by the notice described in clause (i) above and the Company shall be required to comply again with the requirements of this Section 5.02(d)(y) with respect to each such material change; provided, further that with respect to each subsequent written notice related to a material change references to the three (3) Business Day period above shall be deemed to be references to a two (2) Business Day period; and

(iii) the Company Board shall have considered in good faith any changes to this Agreement or other arrangements that may be offered in writing by Parent by 5:00 PM Eastern Standard Time on the third (3rd) Business Day of such three (3) Business Day period (or the last day of any applicable extension pursuant to clause (ii) above) and shall have determined in good faith (A) with respect to the actions described in clause (I) after consultation with outside legal counsel, that it would continue to be inconsistent with the directors’ fiduciary duties under Applicable Law not to effect the Adverse Recommendation Change and (B) with respect to the actions described in clause (II), after consultation with outside counsel and its financial advisors, that the Acquisition Proposal received by the Company would continue to constitute a Superior Proposal, in each case, even if such changes offered in writing by Parent were given effect.

The Company shall be required to comply with the obligations under the foregoing clauses (ii) and (iii) with respect to each Superior Proposal it receives or any Intervening Event the Company Board identifies.

(e) Disclosure Obligations. Nothing contained in this Agreement shall prevent the Company or the Company Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal or from making any disclosure to the Company’s stockholders if the Company Board (after consultation with outside legal counsel) concludes that its failure to do so would be inconsistent with its fiduciary duties under Applicable Law; provided that any Adverse Recommendation Change may only be made in accordance with Section 5.02(d). For the avoidance of doubt, a factually accurate public statement that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto (without including a reaffirmation) shall not be deemed an Adverse Recommendation Change.

(f) For purposes of this Agreement:

(i) “Acquisition Proposal” means any proposal or offer from any Person or group of Persons (other than Parent or Merger Sub) providing for (a) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (1) 20% or more (based on the fair market value, as determined in good faith by the Company Board (or any committee thereof)) of assets (including capital stock of the Company’s Subsidiaries) or of the consolidated revenues or net income of the Company and its Subsidiaries, taken as a whole determined after giving effect to the completion of the transactions contemplated by the Life Sciences SAPA, or (2) shares or other equity securities of the Company which together with any other shares or other equity securities of the Company beneficially owned by such person or group, would equal 20% or more of aggregate voting power of the Company, (b) any tender offer or exchange offer that, if consummated, would result in any Person or group owning, directly or indirectly, 20% or more of the aggregate voting power of the Company, (c) any merger, consolidation, business combination, binding share exchange or similar transaction involving the Company pursuant to which any Person or group (or the shareholders of any Person) would own, directly or indirectly, 20% or more of the aggregate voting power of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity, or (d) any recapitalization transaction involving the Company, other than, in each case, the transactions contemplated by this Agreement or any offer or proposal solely and exclusively with respect to the Life Sciences Assets and the Life Sciences Liabilities, or any portion thereof.

(ii) “Superior Proposal” means any unsolicited bona fide written Acquisition Proposal (with all references to “20%” in the definition of Acquisition Proposal being deemed to be references to “50%”) which the Company Board (or any committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) (x) is reasonably likely to be consummated in accordance with its terms, and (y) if consummated, would be more favorable from a financial point of view to the holders of Company Common Stock than the Merger, in each case, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and of this Agreement (including any changes to the terms of this Agreement proposed by Parent, any fees to be paid by the Company pursuant to Section 8.03 and to the likelihood of consummating such Acquisition Proposal without undue delay in accordance with its terms).

(iii) “Intervening Event” means a material event, development or change in circumstances with respect to the Company occurring or coming to the attention of the Company’s Board after the date of this Agreement and prior to obtaining the Company Stockholder Approval for the Merger, and which was not known, and could not reasonably be expected to have known or foreseen, by the Company Board as of or prior to the date of this Agreement; provided, however, that in no event shall (A) the receipt, existence or terms of an Acquisition Proposal, (B) any events, developments or change in circumstances of Parent, (C) the status of the Merger under the HSR Act or of any of the Required Antitrust Approvals, (D)

any announcements, approvals, issuances, or regulations of any Governmental Entity, constitute an Intervening Event, or (E) any matter relating to the foregoing or consequence of the foregoing, constitute an Intervening Event.

Section 5.03. Sale of the Life Sciences Business.  The Company shall, and shall cause each of its Subsidiaries to, use its and their reasonable best efforts to consummate the Closing (as defined in the Life Sciences SAPA).

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01. Preparation and Mailing of the Proxy Statement.

(a) As promptly as reasonably practicable after the execution of this Agreement, and in any event within fifteen (15) Business Days of the execution of this Agreement, the Company shall prepare and cause to be filed with the SEC a proxy statement relating to the matters to be submitted to the stockholders of the Company at the Company Stockholders Meeting (such proxy statement, and any amendments or supplements thereto, the “Proxy Statement”).  The Company agrees that it will cause the Proxy Statement to comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder.  The Company and Parent agree that none of the information supplied by the Company or Parent, respectively, or any of their respective Subsidiaries or Representatives, for inclusion or incorporation by reference in the Proxy Statement will, at the time it is first published or mailed to the stockholders of the Company, at the time of any amendment thereof or supplement thereto and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The Company will use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing.  Subject to Section 5.02, the Company Board shall make the Company Recommendation to the Company’s stockholders and shall include such recommendation in the Proxy Statement.  Parent shall furnish all information concerning Parent and its Affiliates to the Company, and provide such other assistance, as may be reasonably requested by the Company to be included therein and shall otherwise reasonably assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of any comments received from the SEC.  Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent such information shall have become false or misleading in any material respect.  The Company shall promptly notify Parent upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement and shall promptly provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and the staff of the SEC, on the other hand.  The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Proxy Statement and to resolve as promptly as practicable such comments with the SEC.  Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments, the Company shall provide Parent a reasonable opportunity to review and comment on such document or response or to participate in any meeting (telephonic or otherwise) with the SEC.  The Company agrees that the Company shall use its reasonable best efforts to cause the Proxy Statement to be disseminated to its stockholders as promptly as reasonably practicable after the resolution of any such comments.

(b) Subject to Section 6.01(a), and notwithstanding any Adverse Recommendation Change, the Company shall take all necessary actions in accordance with Applicable Law, the Company Charter, the Company By-laws and the rules of the NASDAQ to duly call, give notice of, convene and hold the Company Stockholders Meeting for the purpose of obtaining the Company Stockholder Approval, as soon as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement.  Subject to Section 5.02, the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval, including engaging a proxy solicitation firm reasonably acceptable to Parent to assist with proxy solicitations.  Notwithstanding any provision of this Agreement to the contrary, the Company may not adjourn, recess or postpone the Company Stockholders Meeting except (i) to the extent necessary to ensure that any supplement or amendment to the Proxy Statement required by Applicable Law is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting or (ii) if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or to solicit additional proxies and votes in favor of adoption of this Agreement if sufficient votes to constitute the Company Stockholder Approval have not been obtained.

(c) If prior to the Effective Time any event occurs with respect to Parent or any of its Subsidiaries, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and, as required by Applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.  Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d) The Company agrees that, unless this Agreement is terminated in accordance with its terms prior thereto, its obligations to hold the Company Stockholders Meeting pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or by the making of any Adverse Recommendation Change by the Company Board; provided, however, that (x) if the public announcement of an Adverse Recommendation Change or the delivery of notice by the Company to Parent pursuant to Section 5.02(d)(i) occurs less than ten (10) days prior to the Company Stockholders Meeting, the Company shall be entitled to postpone the Company Stockholders Meeting to a date not more than ten (10) days after the later of such event; and (y) the Company shall not submit to the vote of its stockholders any Acquisition Proposal.

Section 6.02. Access to Information; Confidentiality.  Subject to Applicable Law and as further set forth on Section 6.02 of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, afford the Parent and the Parent’s Representatives reasonable access, upon reasonable advance notice and during normal business hours, during the period prior to the Effective Time, to all their respective properties, assets, books, contracts, commitments, plans, Tax records and Tax Returns, work papers, personnel, Representatives and records and, during such period, the Company shall, and shall cause its Subsidiaries to, furnish promptly to the Parent (a) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws or commission actions and (b) all other information concerning its business, properties and personnel as may be reasonably requested, including all information regarding the Life Sciences SAPA (including, without limitation, with respect to the Restructuring Transactions or the Transition Services Agreement) and all information necessary to enable Parent to prepare the financial statements and related disclosures required to be included in Parent’s Current Report on Form 8-K following the Closing (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the Company its Subsidiaries); provided, however, that the Company shall not be required to permit such access or make such disclosure, to the extent that such disclosure or access would reasonably be likely to (i) violate the terms of any confidentiality agreement or other Contract with a third-party (provided that the Company shall use its commercially reasonable efforts to obtain the consent of any such agreement’s counterparty to such inspection or disclosure), (ii) result in the loss of any attorney-client privilege (provided that the Company will provide Parent with appropriate information regarding the factual basis underlying any circumstances that resulted in the preparation of such privileged analysis), or (iii) violate any Applicable Law.  Notwithstanding anything contained in this Agreement to the contrary, the Company shall not be required to provide any access or make any disclosure to Parent pursuant to this Section 6.02 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties.  All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement, dated as of September 24, 2013, between Parent and the Company (the “Confidentiality Agreement”).  Subject to the limitations and restrictions set forth in, and without expanding the obligations of the Parties under, this Section 6.02, the Company shall, and shall cause its Subsidiaries to, reasonably cooperate with Parent and its Subsidiaries to facilitate the planning of the integration of the parties and their respective businesses after the Closing Date.

Section 6.03. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things reasonably necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other transactions contemplated by this Agreement, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, Permits, authorizations, orders and other confirmations from any Governmental Entity necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (iii) execute and deliver any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement and (iv) defend or contest in good faith any Action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the transactions contemplated by this Agreement, in the case of each of clauses (i) through (iv), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, Permits, authorizations and other confirmations relating to Regulatory Laws, which are the subject of Section 6.03(c) and Section 6.03(d).

(b) In furtherance and not in limitation of the foregoing, the Company and Parent shall each use its reasonable best efforts to (i) take all action necessary to ensure that no “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or regulation (collectively, “Takeover Laws”) is or becomes applicable to any of the transactions contemplated by this Agreement and refrain from taking any actions that would cause the applicability of such Takeover Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the transactions contemplated by this Agreement, take all action necessary to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the transactions contemplated hereby.

(c) Each of the parties hereto agrees to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and make any filing required under any other applicable Regulatory Law with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable and advisable following the date hereof (which, in the case of the Notification and Report Form pursuant to the HSR Act, shall be no later than ten (10) Business Days from the date hereof and, in the case of all other filings under any other Regulatory Law, shall be as promptly as reasonably practicable following the date hereof, or, in each case, as otherwise agreed to by the Company and Parent), (ii) supply as promptly as practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable Regulatory Law and (iii) use its reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable Regulatory Laws and to obtain all consents under any Regulatory Laws that may be required by the FTC, DOJ or any Governmental Entity with competent jurisdiction, so as to enable the parties hereto to consummate the Merger and the other transactions contemplated hereby.  In furtherance and not in limitation of the foregoing, each party hereto shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Regulatory Law, including (A) defending any Action challenging this Agreement or the consummation of the transactions contemplated hereby to which it is a party (including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed), (B) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Entity or with any other Person, (C) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries and (D) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries, in each case, to the extent necessary to obtain all consents that may be required under the HSR Act or any other applicable Regulatory Laws or to resolve any objections asserted by any Governmental Entity with competent jurisdiction.  Nothing in this Section 6.03 shall (W) require Parent or Merger Sub to sell, divest, convey or hold separate or otherwise take any other action (and the Company will not undertake any such action without Parent’s prior written consent) that limits Parent’s and its Subsidiaries’ freedom of action with respect to, or their ability to retain, particular products, assets or businesses of Parent or the Company or their respective Subsidiaries, or agree to take any such action, other than, solely in respect of products, assets or businesses of the Company (and not, for the avoidance of doubt, any products, assets, or businesses of Parent), only to the extent that such action would not reasonably be expected to impact in any material respect the expected benefits to Parent and its Subsidiaries, taken as a whole, of the transactions contemplated hereby, (X) require Parent, the Company or their respective Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing, (Y) require any of the parties to this Agreement to compensate any third party, commence or participate in litigation or offer or grant any accommodation (financial or otherwise) to any third party to obtain any such consent or approval or (Z) permit the Company or any of its Subsidiaries to take or agree to any action or other matter pursuant to this Section 6.03 referred to in clauses (B)-(D) or (X) above without Parent’s prior written consent, not to be unreasonably withheld.  Other than with respect to the payment of all filing fees in connection therewith, which will be borne solely by Parent, the parties shall each bear their own costs and expenses of preparing such notifications and filings, including the fees of their respective legal counsel.

(d) Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Entity by any Person in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the transactions contemplated by this Agreement, including any proceeding initiated by a private party, (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any communication received by such party from, or given by such party to, the FTC, the DOJ or any other Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement, (iii) subject to Applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any Governmental Entity, or in any filings or submissions in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby (it being understood that certain documents including those submitted under Item 4(c) or 4(d) of the Notification and Report Form pursuant to the HSR Act may be subject to reasonable redactions), and (iv) to the extent practicable and permitted by the FTC, the DOJ or such other applicable Governmental Entity or private party, as the case may be, give the other parties hereto the opportunity to attend and participate in any meetings and conferences.  Any party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other parties under this Section 6.03(d) as “outside counsel only.”  Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials.

Section 6.04. Indemnification, Exculpation and Insurance.

(a) Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of the Company and its Subsidiaries as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification or other similar agreements of the Company or any of its Subsidiaries, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms.  From and after the Effective Time, to the fullest extent permitted by Applicable Law (including to the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date of this Agreement that increase the to which a corporation may indemnify its officers and directors) the Surviving Company agrees that it will indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of its Subsidiaries as a director or officer of another Person (the “Company Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any actual or threatened Action, whether civil, criminal, administrative, regulatory or investigative (including with respect to matters existing or occurring or alleged to occur at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time.  In the event of any such Action, (x) each Company Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such Action from the Surviving Company within ten (10) Business Days of receipt by the Surviving Company from the Company Indemnified Party of a request therefor; provided that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Company’s certificate of incorporation or by-laws, to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification and (y) the Surviving Company shall cooperate in the defense of any such matter.

(b) For a period of six (6) years following the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect the provisions in its certificate of incorporation and by-laws to the extent they provide for indemnification, advancement and reimbursement of expenses and exculpation of each Company Indemnified Party, as applicable, with respect to facts or circumstances occurring at or prior to the Effective Time, on the same basis as set forth in the Company Charter and Company By-laws in effect on the date of this Agreement, to the fullest extent permitted from time to time under Applicable Law, which provisions shall not be amended except as required by Applicable Law or except to make changes permitted by Applicable Law that would enlarge the scope of the Company Indemnified Parties’ indemnification rights thereunder.

(c) In the event that Parent, the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent or the Surviving Company, as applicable, shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Company, as applicable, assume the obligations set forth in this Section 6.04.

(d) For a period of six (6) years from and after the Effective Time, the Surviving Company shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or its Subsidiaries or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time (with insurance carriers having the same or better ratings with respect to directors’ and officers’ liability insurance and fiduciary liability insurance as the Company’s carrier as of the date of this Agreement), except that in no event shall the Surviving Company be required to pay with respect to such insurance policies in respect of any one policy year more than 300% of the aggregate annual premium most recently paid by the Company prior to the date of this Agreement (the “Maximum Amount”), and if the Surviving Company is unable to obtain the insurance required by this Section 6.04 it shall obtain as much comparable insurance as possible for the years within such six (6)-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period.  In lieu of such insurance, prior to the Closing Date the Company may, at its option (following reasonable consultation with Parent), purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time; provided that in no event shall the cost of any such tail policy in respect of any one policy year exceed the Maximum Amount.  In the event the Company purchases such tail coverage, the Surviving Company shall cease to have any obligations under the first sentence of this Section 6.04(d).  The Surviving Company shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(e) From and after the Effective Time, Parent shall guarantee the prompt payment of the obligations of the Surviving Company and its Subsidiaries under this Section 6.04.

(f) The provisions of this Section 6.04 shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

Section 6.05. Section 16 Matters.  Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.06. Public Announcements.  Parent and the Company shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by Applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system; provided, however, that the foregoing shall not apply to any release or other public statement to the extent containing information that is consistent with the joint press release referred to below or any other release or public statement previously issued or made in accordance with this Section 6.06; provided, further, that the Company need not consult Parent in connection with the matters referred to in and in accordance with Section 5.02, including any press release or public statement to be issued or made in order to effect an Adverse Recommendation Change made pursuant to and in accordance with Section 5.02, and Parent need not consult the Company in connection with any matters referred to in Section 5.02.  The parties hereto agree that the initial press release to be issued with respect to the transactions contemplated hereby following execution of this Agreement will be a joint press release and shall be in a form agreed to by Parent and the Company.  Except as expressly contemplated by this Agreement (including the first sentence of this Section) or as required by Applicable Law, no party shall issue any press release or make any public statement regarding the other party or the other party’s operations, directors, officers or employees without obtaining the other party’s prior written consent.  In addition, the parties shall coordinate with respect to communications with employees, suppliers, customers, agents and other stakeholders regarding post-Closing transition, integration and related matters.

Section 6.07. Employee Matters.

(a) Until December 31, 2014, Parent shall, or shall cause its Subsidiaries to, provide each employee of the Company or any of its Subsidiaries who remains in the employment of Parent or any of its Subsidiaries following the Effective Time (a “Continuing Employee”) with: (i) at least the same base salary or base wages and annual cash bonus opportunities as were provided to such individual immediately prior to the Closing Date and (ii)

employee benefits (other than equity compensation) that are no less favorable in the aggregate than those provided under the applicable Company Benefit Plans in which such Continuing Employee participated immediately prior to the Closing Date.  From January 1, 2015 through at least the one-year anniversary of the Closing, Parent shall, or shall cause its Subsidiaries to, provide each Continuing Employee with base salary or base wages, annual cash bonus opportunities and employee benefits (other than equity compensation) that are no less favorable than the base salary or base wages and annual cash bonus opportunities and that are no less favorable in the aggregate than the employee benefits (other than equity compensation) provided to similarly situated employees of Parent or its Subsidiaries.

(b) Notwithstanding anything to the contrary in this Agreement, with respect to any Continuing Employee who is laid off, made redundant or whose employment is otherwise terminated without cause or for good reason (if applicable) (in each case, as defined in the severance applicable plan or program) during the one-year period following the Closing Date, Parent shall, or shall cause its Subsidiaries to honor the terms of the Company’s severance plans and programs as disclosed on Section 6.07(b) of the Company Disclosure Letter with respect to such Continuing Employee.

(c) Parent shall, or shall cause its Subsidiaries to, credit Continuing Employees for service earned on and prior to the Effective Time with the Company and its Affiliates, or any of their respective predecessors, to the extent such service was credited by the Company or its Subsidiaries under the corresponding Company Benefit Plan prior to Closing, in addition to service earned with Parent and its Subsidiaries on or after the Closing Date, (i) for purposes of eligibility, vesting or the calculation of vacation, sick days, severance, layoff and/or similar benefits (but not for purposes of defined benefit pension benefit accruals) under any retirement or other employee benefit plan, program or arrangement of Parent or any of its Subsidiaries for the benefit of the Continuing Employees on or after the Closing Date and (ii) for such additional purposes as may be required by Applicable Law; provided that nothing herein shall result in a duplication of benefits with respect to Continuing Employees.

(d) Parent shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to waive limitations on benefits relating to any pre-existing conditions of Continuing Employees and their eligible spouses and dependents (to the extent such limitations were waived under a corresponding Company Benefit Plan prior to the Closing).  Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to recognize for purposes of annual deductible and out-of-pocket limits under their health plans applicable to Continuing Employees, deductible and out-of-pocket expenses paid by Continuing Employees and their respective spouses and dependents the Company’s or any of its Affiliates’ health plans in the calendar year in which the applicable Effective Time occurs.

(e) If requested by Parent at least ten (10) days prior to the Effective Time, the Company shall terminate any and all Company Benefit Plans intended to qualify under Section 401(a) of the Code that include a cash or deferred arrangement intended to satisfy the provisions of Section 401(k) of the Code, effective not later than the day immediately preceding the Closing Date.  In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence reasonably satisfactory to Parent that such 401(k)

plan(s) have been terminated pursuant to the methodology set forth in the applicable plan not later than the day immediately preceding the Closing Date.

(f) Without otherwise limiting the generality of Section 9.07, the provisions of this Section 6.07 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Continuing Employee or other current or former employee of the Company or any of its Affiliates), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.07) under or by reason of any provision of this Agreement.  Nothing in this Section 6.07 shall amend, or be deemed to amend (or, except as otherwise provided in this Section 6.07, prevent the amendment or termination of) any Company Benefit Plan or any other employee benefit plan, agreement or other arrangement.  Notwithstanding anything to the contrary in Section 6.07(a), Parent shall honor the plans and agreements set forth on Section 6.07(f) of the Company Disclosure Letter in accordance with their terms.  Parent shall have no obligation to continue to employ or retain the services of any Continuing Employee for any period of time following the Closing.

Section 6.08. Merger Sub; Parent Subsidiaries; Company Subsidiaries.  Parent shall cause each of Merger Sub and any other applicable Subsidiary of Parent to comply with and perform all of its obligations under or relating to this Agreement, including in the case of Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement.  The Company shall cause each of its Subsidiaries to comply with and perform all of its obligations under or relating to this Agreement.

Section 6.09. Stock Exchange De-Listing.  Parent shall cause the Company’s securities to be de-listed from the NASDAQ and de-registered under the Exchange Act as soon as practicable following the Effective Time.

Section 6.10. Stockholder Litigation.  The Company shall give Parent reasonable opportunity to participate in the defense (at Parent’s sole cost and subject to a joint defense agreement) of any stockholder litigation brought against the Company or its directors or officers relating to the transactions contemplated by this Agreement.  Without limiting the preceding sentence, the Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such litigation, and the right to consult on the settlement with respect to such litigation, and the Company will in good faith take such comments into account, and, no such settlement shall be agreed to without Parent’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned).  The Company shall promptly notify Parent of any such litigation and shall keep Parent reasonably and promptly informed with respect to the status thereof.

Section 6.11. Financing.

(a) Subject to the terms of this Agreement (including the rights of Parent and Merger Sub in this Section 6.11(a) to obtain Alternative Financing), Parent and Merger Sub shall use their reasonable best efforts to take, or cause to be taken, all actions and use their reasonable best efforts to do, or cause to be done, all things necessary or advisable to arrange the Debt

Financing and to consummate the Debt Financing at the Effective Time, including using reasonable best efforts to (i) maintain in effect the Debt Commitment Letter; (ii) satisfy on a timely basis all of the conditions precedent set forth in the Debt Commitment Letter; (iii) negotiate, execute and deliver definitive documentation for the Debt Financing that reflects the terms contained in the Debt Commitment Letter (subject to any “market flex” provisions included in the Fee Letter or any fee letter relating to an Alternative Financing); and (iv) in the event that the conditions set forth in Section 7.01 and Section 7.02 and the conditions precedent set forth in the Debt Commitment Letter have been satisfied or, upon funding would be satisfied, cause the financing providers to fund the Debt Financing in accordance with the terms of the Debt Commitment Letter.  Parent and Merger Sub shall have the right from time to time to amend, restate, replace, supplement or otherwise modify, or waive any of its rights under, the Debt Commitment Letter and/or substitute other debt or equity financing for all or any portion of the Debt Financing from the same and/or alternative financing sources (together with any alternative financing as described in clause (b) below, each an “Alternative Financing”); provided, that any such amendment, restatement, supplement, replacement or other modification to or waiver of any provision of the Debt Commitment Letter that amends the Debt Financing and/or substitution of all or any portion of the Debt Financing shall not, without the prior written consent of the Company, (A) reduce the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount, unless the Debt Financing is increased by a corresponding amount on substantially the same terms as provided in the applicable Debt Commitment Letter) to be funded at Closing, (B) impose new or additional conditions precedent or contingencies to the Debt Financing as set forth in the Debt Commitment Letter or otherwise amend, modify, or expand any conditions precedent to the funding of the Debt Financing (unless such conditions precedent or contingencies to the Alternative Financing would not be reasonably expected to (i) prevent or delay the Closing, (ii) make the funding of the Debt Financing (or the satisfaction of the conditions to obtaining the Debt Financing) less likely to occur, (iii) adversely affect the ability of Parent to consummate the transactions contemplated by this Agreement or (iv) adversely impact the ability of Parent or Merger Sub to enforce its respective rights against the other parties to the Debt Commitment Letter or the definitive agreements with respect thereto), (C) release or consent to the termination of the obligations of the lenders under the Debt Commitment Letter (except for assignments and replacements of an individual lender under the terms of or in connection with the syndication of the Debt Financing or as otherwise expressly contemplated by the Debt Commitment Letter), (D) otherwise prevent or delay the Closing or (E) reasonably be expected to adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt Commitment Letter or the definitive agreements with respect thereto; provided, further, that Parent and Merger Sub may amend, restate, replace, supplement or otherwise modify the Debt Commitment Letter (or any Alternative Financing) on one or more occasions to add additional arrangers, bookrunners, agents and lenders in accordance with the terms of the Debt Commitment Letter (but not to make any other changes other than to the extent otherwise permitted under this Section 6.11(a)).  For purposes of this Agreement, the definition of “Debt Commitment Letter” shall include any amendment, restatement, supplement or other modification or waiver thereto, or any replacement thereof, and the definition of “Debt Financing” shall include any Alternative Financing, in each case permitted under this Section 6.11(a) or clause (b) below.

(b) If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter (subject to any “market flex” provisions included in the Fee Letter and other than on account of any Alternative Financing referred to in clause (a) above having been completed) other than due to the failure of a condition to the consummation of the Debt Financing resulting from a material breach of any representation, warranty, or covenant of the Company set forth in this Agreement or the failure of any condition set forth in Section 7.01 or Section 7.02 of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to obtain any such portion from alternative debt or equity sources as promptly as practicable following the occurrence of such event in an amount that will still enable Parent and Merger Sub to pay the aggregate Merger Consideration and any other amounts required to be paid by Parent or Merger Sub in connection with the consummation of the transactions contemplated hereby to which it is a party and to pay all related fees and expenses of Parent and Merger Sub.

(c) Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing and shall provide to the Company copies of any amendment, restatement, replacement, supplement or modification of the Debt Commitment Letter and all executed final definitive documents relating to the Debt Financing (excluding any provisions related solely to fees and economic terms (other than covenants) agreed to by the parties thereto and any provisions in any fee or engagement letters as customarily excluded by the Financing Sources).  Without limiting the generality of the foregoing, Parent shall give the Company prompt written notice which shall include reasonably detailed information regarding the circumstances referenced in the following clause: (i) if Parent becomes aware of any material breach or default by any party to the Debt Commitment Letter or any definitive document related to the Debt Financing; (ii) of the receipt by it of any written notice or other written communication from any Person with respect to any (A) actual or potential breach, default, termination or repudiation by any party to the Debt Commitment Letter or any definitive document related to the Debt Financing or any provisions of the Debt Commitment Letter or any definitive document related to the Debt Financing, or (B) material dispute or disagreement between or among any parties to the Debt Commitment Letter or any definitive document related to the Debt Financing with respect to the obligation to fund any portion of the Debt Financing or the amount of the Debt Financing to be funded at Closing; (iii) if for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Debt Financing on the terms and conditions, in the manner or from the sources contemplated by the Debt Commitment Letter (subject to the “market flex” provisions included in the Fee Letter or any fee letter relating to any Alternative Financing) or the definitive documents related to the Debt Financing, and (iv) upon receiving the Debt Financing.  As soon as reasonably practicable, after the date the Company delivers Parent or Merger Sub a written request, Parent and Merger Sub shall provide any additional information reasonably requested by the Company relating to any circumstance referred to in clause (i), (ii), (iii) or (iv) of the immediately preceding sentence.

(d) From the date hereof until the earlier of (i) the Closing Date and (ii) termination of this Agreement pursuant to Section 8.01, the Company shall provide, and shall cause its Subsidiaries to provide and shall use its reasonable best efforts to cause its Representatives to provide, Parent and Merger Sub such cooperation as may be reasonably requested by Parent in connection with any Debt Financing, including (in each case to the extent reasonably requested) (A) participating, upon reasonable advance notice, in a reasonable number of meetings, presentations, road shows, rating agency presentations and drafting sessions, and participating in reasonable and customary due diligence, in each case with or by the Financing Sources (or prospective lenders or investors in any Debt Financing), (B) furnishing Parent and the Financing Sources, as promptly as reasonably practicable, with the Required Information, (C) assisting Parent and the Financing Sources in the preparation of (I) customary offering documents, syndication documents and materials (including assistance in creating usual and customary  “public versions” of the foregoing), including confidential information memoranda, private placement memoranda, offering memoranda, lender and investor presentations, rating agency presentations, business and financial projections and similar documents and materials, in connection with any Debt Financing (all of the foregoing, collectively, the “Offering Documents”), including providing the “MD&A” and business description to be contained therein, and providing customary authorization and representation letters with respect thereto, and (II) materials for any Offering Documents, including business projections and financial statements (including assisting the Parent in preparing pro forma financial statements; provided that neither the Company nor any of its Subsidiaries or Representatives shall be responsible in any manner for any pro forma adjustments relating to proposed debt and equity capitalization that is required to be made to the historical information for such pro forma financial information) and identifying any portion thereof as containing material, non-public information, (D) reasonably cooperating with the marketing and syndication efforts of Parent, Merger Sub and any Financing Sources for any portion of any Debt Financing, including cooperation in connection with the obtainment of ratings, (E) using its reasonable best efforts to cause its current or former independent accountants to provide assistance and cooperation in any Debt Financing, including (I) participating in a reasonable number of drafting sessions and accounting due diligence sessions, (II) providing any necessary written consents to use their audit reports relating to the Company and to be named as an “Expert” in any document related to any Debt Financing and (III) providing any customary “comfort letters” (including customary negative assurance comfort, including change period comfort), (F) executing and delivering as of (but not before) the Closing Date definitive financing documents, including credit agreements, indentures, intercreditor agreements, pledge and security documents, and certificates (including borrowing base certificates), or other documents, to the extent reasonably requested by Parent and otherwise facilitating the granting or perfection of collateral to secure any Debt Financing, including delivery of certificates representing equity interests constituting collateral, intellectual property filings with respect to intellectual property constituting collateral and mortgages with respect to owned real property constituting collateral and obtaining releases of existing Liens, provided that the effectiveness of any definitive documentation executed by the Company or any of its Subsidiaries shall be subject to the consummation of the Merger, (G) furnishing Parent and any Financing Sources promptly, and in any event at least five (5) days prior to the Closing Date, with all documentation and other information required by any Governmental Entity with respect to any Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, in each case, to the extent that such documentation and information has been reasonably requested in writing (which may be by e-mail) at least ten (10) days prior to the Closing Date, (H) assisting in the delivery of inventory appraisals and field audits and obtaining surveys and title insurance reasonably requested by Parent and (I) taking all corporate actions, subject to and only effective upon the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of any Debt Financing and to permit the proceeds thereof to be made available to the Surviving Company immediately after the Effective Time; provided that, notwithstanding anything in this Agreement to the contrary, (A)

neither the Company nor any of its Subsidiaries shall be required to take any action that would cause it to bear any out-of-pocket cost or expense (not otherwise subject to reimbursement) or to pay any commitment or other similar fee or make any other similar payment or incur any other monetary liability or provide or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing, in each case, to the extent effective prior to the Effective Time, (B) neither the Company nor any of its Subsidiaries or Representatives shall be required to take any action under this Section 6.11 that would interfere unreasonably with the business or operations of the Company or its Subsidiaries and (C) neither the Company nor any of its Subsidiaries shall be required to take any action that will conflict with or violate their respective organizational documents or result in the contravention of any contract to which the Company or any of its Subsidiaries is a party that is material to the business of the Company and its Subsidiaries taken as a whole prior to the Effective Time (it being agreed, however, that the foregoing clauses (B) and (C) shall not apply to (and shall not in any manner affect) the Company's obligations hereunder with respect to the delivery of the Required Information or with respect to the other actions under this Section 6.11(d) that are usual and customary with respect to syndicated credit facilities or high yield offerings).  The Company hereby consents to the reasonable use of its and its Subsidiaries’ logos in connection with the marketing of any Debt Financing; provided that such logos are used solely in a manner that is not intended to, and is not reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company, its Subsidiaries and its or their respective marks, products, services, offerings or intellectual property rights.

(e) Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, out-of-pocket costs and expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing (including any action taken in accordance with this Section 6.11) and any information utilized in connection therewith, in any case, except to the extent suffered or incurred as a result of the bad faith, the gross negligence, willful misconduct or material breach of this Agreement by or of the Company or its Subsidiaries or their respective Representatives. In addition, Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or its Subsidiaries in connection with this Section 6.11.

(f) This Section 6.11 shall be the only provision in this Agreement setting forth the Company’s obligations to cooperate or provide information or access or take any other action in respect of the Debt Financing.

Section 6.12. Resignation of Directors. The Company shall use its reasonable best efforts to obtain and deliver to Parent on or prior to the Effective Time the resignation of the Company’s directors with such resignations to be effective as of the Effective Time.

Section 6.13. Life Sciences Business. Upon Parent’s written request (which shall be limited to one (1) written request), the Company shall furnish a written request to the parties to a Contract that relates to the Life Sciences Business and is included in the Life Sciences Assets or the Life Sciences Liabilities to be sold to or assumed by the Life Sciences Buyer pursuant to the Life Sciences SAPA to provide a full release of the Company and each Non-Life Sciences Subsidiary that is a party to such Contract from all of the Company’s and such Non-Life Sciences Subsidiary’s obligations and liabilities thereunder; provided that, for the avoidance of doubt, if the Company complies with the requirements of this Section 6.13, but is unable to obtain any such release, such failure shall not be deemed to be a breach of this Section 6.13.

Section 6.14. Third Party Consents.  The Company shall use its commercially reasonable efforts, and shall cause its Subsidiaries to use their commercially reasonable efforts, to take all actions reasonably requested by Parent to obtain waivers and consents from any and all third parties with respect to each Material Contract for which such waiver or consent is required in connection with the transaction contemplated by this Agreement; provided that in no event shall the Company be required to pay any consideration to any third party in connection with obtaining such consent or waiver; provided, further, that the Company shall not agree to any change to such Contracts that would be materially adverse to the interests of the Company, its Subsidiaries or, after the Merger, Parent or any of the Non-Life Sciences Subsidiaries without the prior written consent of Parent; provided, further, that if the Company complies with the requirements of this Section 6.14, but is unable to obtain any such consent, such failure shall not be deemed to be a breach of this Section 6.14.

Section 6.15. Cash Balances.  Except as set forth on Section 6.15 of the Company Disclosure Letter, the Company will, and will cause its Subsidiaries to, use commercially reasonable efforts to take such actions as are reasonably requested by Parent prior to the Closing with respect to the Company’s existing cash balances, cash equivalents and marketable securities to enable Parent to use a portion of such cash balances, cash equivalents and marketable securities to fund a portion of the Merger Consideration; provided that (i) neither the Company nor any of its Subsidiaries shall be required to take any action under this Section 6.15 that would interfere unreasonably with the business or operations of the Company or its Subsidiaries prior to Closing and (ii) if this Agreement is terminated with the Closing not having occurred, Parent shall reimburse the Company and its Subsidiaries for all reasonable and documented out-of-pocket expenses incurred by the Company as a result of actions taken at the request of Parent pursuant to this Section 6.15.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.01. Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval.  The Company Stockholder Approval shall have been obtained.

(b) Antitrust. (i) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or early termination thereof shall have been granted and (ii) all other Required Antitrust Approvals shall have been obtained.

(c) Legal Restraints.  No Applicable Law and no judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding Order or determination by any Governmental Entity shall be in effect that prevents, makes illegal, restrains, enjoins or otherwise prohibits the consummation of the Merger.

Section 7.02. Conditions to Obligation of Parent and Merger Sub.  The obligation of Parent and Merger Sub to consummate the Merger is further subject to the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.01 [Qualification, Organization, Subsidiaries, etc.], Section 3.02 [Authority; Execution and Delivery; Enforceability], Section 3.03(b) [Capital Structure] (other than the first sentence and the penultimate sentence of Section 3.03(b)), Section 3.18 [Brokers Fees and Expenses], Section 3.19 [Opinion of Financial Advisor], and Section 3.20 [Takeover Statutes] shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties of the Company contained in Section 3.03(a) [Capital Structure], the first sentence and the penultimate sentence of Section 3.03(b) [Capital Structure], the first sentence of Section 3.06 [Absence of Certain Changes] and Section 3.25(a) [Life Sciences Transaction] shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time, except, in the case of Section 3.03(a) [Capital Structure] or the first sentence and penultimate sentence of Section 3.03(b) [Capital Structure], for such inaccuracies as are de minimis in nature and amount relative to such representation and warranty taken as a whole, and (iii) all other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Life Sciences Transaction.  The Closing (as defined in the Life Sciences SAPA) shall have occurred.

(d) Company Certificate.  The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 7.02(a), Section 7.02(b) and Section 7.02(c) have been satisfied.

Section 7.03. Conditions to Obligations of the Company.  The obligations of the Company to consummate the Merger are further subject to the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in Section 4.01 [Qualification, Organization, Subsidiaries], Section 4.02 [Authority; Execution and Delivery; Enforceability], and Section 4.08 [Brokers’ Fees and Expenses] shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (ii) all other representations and warranties of Parent and Merger Sub in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c) Parent Certificate.  Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied.

(d) Life Sciences Transaction. All of the conditions to the respective obligations of the Company and the Life Sciences Buyer to close the sale of the Life Sciences Business on the terms specified in the Life Sciences SAPA shall have been satisfied or waived.
ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Merger is not consummated on or before August 4, 2014 (the “End Date”); provided, however, that (x) if, on the End Date, (A) any of the conditions to the Closing set forth in Section 7.01(b) or Section 7.01(c) (if such legal restraint is in respect of a Regulatory Law) shall not have been satisfied or (to the extent permitted by Applicable Law) waived by both the Company and Parent or (B) the Marketing Period shall not have been completed by the date that is three (3) Business Days prior to such End Date, but in the case of either (A) or (B), all other conditions to the Closing (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or, to the extent permitted by Applicable Law, waived, then in the case of (A) above, the End Date shall, without any action on the part of the parties hereto, be extended to November 4, 2014, or such earlier date as may be agreed in writing by Parent and the Company, and, in the case of (B) above, the End Date shall be extended to the earlier of November 4, 2014 and the third (3rd) Business Day following the final day of the Marketing Period, and in each case such date shall become the End Date for purposes of this Agreement and (y) the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement (including the obligation to consummate the Closing when required pursuant to Section 1.02 hereof) materially contributed to the failure of the Merger to be consummated on or before such date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(ii) if any Governmental Entity of competent authority issues a final nonappealable Order or enacts a law that prohibits, restrains or makes illegal the consummation of the Merger; or

(iii) if the Company Stockholder Approval shall not have been obtained at a duly convened Company Stockholders Meeting or any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 8.01(b)(iii) shall not be available to the Company where the failure to obtain the approval of the stockholders of the Company shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a breach by the Company of this Agreement; or

(iv) if the Life Sciences SAPA is terminated in accordance with its terms without a closing occurring thereunder; provided that the right to terminate this Agreement pursuant to this Section 8.01(b)(iv) shall not be available to the Company where the failure of the closing under the Life Sciences SAPA shall have been caused by the action or failure to act of the Company or any of its Subsidiaries and such action or failure to act constitutes a breach by the Company or any of its Subsidiaries under the Life Sciences SAPA.

(c) by the Company, if Parent or Merger Sub has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of Parent or Merger Sub has become untrue, in each case, such that the conditions set forth in Section 7.03(a) or Section 7.03(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) unless any such breach or failure to be true has not been cured within 30 days after written notice by the Company to Parent informing Parent of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and provided, further, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) if the Company is then in breach of this Agreement in any material respect;

(d) by the Company prior to receipt of the Company Stockholder Approval, in order to enter into a definitive written agreement providing for a Superior Proposal in accordance with Section 5.02(d);

(e) by the Company, if the conditions to closing set forth in Sections 7.01 and 7.02 have been satisfied (other than those conditions that by their nature can only be satisfied at the Closing and which were, at the time of termination, reasonably expected to be satisfied at the

Closing) and Parent and Merger Sub shall have failed to consummate the Closing on the date the Closing is required to have occurred pursuant to Section 1.02;

(f) by Parent, if the Company has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.02(a) or Section 7.02(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.01(f) unless any such breach or failure to be true has not been cured within 30 days after written notice by Parent to the Company informing the Company of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.01(f) if Parent is then in breach of this Agreement in any material respect; or

(g) by Parent, prior to the Company Stockholders Meeting, in the event that an Adverse Recommendation Change shall have occurred.

Section 8.02. Effect of Termination.  In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company, Parent or Merger Sub, other than the penultimate sentence of Section 6.02, this Section 8.02, Section 8.03 and Article IX, which provisions shall survive such termination, provided, however, that, no such termination shall relieve any party from any liability or damages arising out of: (i) fraud by any party or (ii) any willful or intentional breach of this Agreement. For the avoidance of doubt, and without limiting the foregoing, any failure of the Parent or Merger Sub, on the one hand, or the Company, on the other hand, to consummate the Closing hereunder following the satisfaction or waiver of such party’s conditions to closing under this Agreement shall be a willful and intentional breach by such party of this Agreement, except that, in the case of Parent or Merger Sub, any such failure to consummate the Closing due to a Financing Failure under circumstances where neither Parent nor Merger Sub has breached in any material respect its obligations under Section 6.11 of this Agreement shall not be a willful or intentional breach by Parent or Merger Sub of this Agreement.

Section 8.03. Fees and Expenses.

(a) Except as specifically provided for herein, all fees and expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

(b) The Company shall pay to Parent a fee of $30,000,000 (the “Termination Fee”) if:

(i) the Company terminates this Agreement pursuant to Section 8.01(d) or Parent terminates this Agreement pursuant to Section 8.01(g); or

(ii) (A) an Acquisition Proposal shall have been made to the Company and not publicly withdrawn prior to the Company Stockholders Meeting or shall have been made directly to the stockholders of the Company generally and not publicly withdrawn prior to the Company Stockholders Meeting; (B) thereafter this Agreement is terminated pursuant to Section 8.01(b)(i), Section 8.01(b)(iii), Section 8.01(b)(iv) or Section 8.01(f); and (C) within 12 months of such termination the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have approved or recommended to the Company’s stockholders or otherwise not opposed, an Acquisition Proposal that is subsequently consummated; provided, however, that for purposes of this Section 8.03(b)(ii), the references to 20% in the definition of “Acquisition Proposal” shall be deemed to be references to 50%.

(c) Any Termination Fee due under Section 8.03(b) shall be paid by wire transfer of same-day funds (x) in the case of Section  8.03(b)(i) above, on the Business Day immediately following the date of termination of this Agreement in the case of any such termination by Parent (or simultaneously with such termination in the case of any such termination by the Company), and (y) in the case of Section 8.03(b)(ii) above, on the date of consummation of the Acquisition Proposal referred to in Section 8.03(b)(ii)(C) above.

(d) The Company acknowledges and agrees that the agreements contained in Section 8.03(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement.  Accordingly, if the Company fails promptly to pay the amount due pursuant to Section 8.03(b), and, in order to obtain such payment, Parent commences an Action that results in a judgment in its favor for such payment, the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such Action, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at a rate per annum equal to the prime interest rate published in The Wall Street Journal on the date such interest begins accruing.  Except with respect to any fraud or willful or intentional breach of this Agreement by the Company, the parties agree that the payment of the Termination Fee shall be the sole and exclusive remedy available to Parent and Merger Sub with respect to this Agreement and the transactions contemplated hereby in the event any such payment becomes due and payable, and, upon payment of the Termination Fee by the Company, the Company, the Company’s Affiliates and its and their respective directors, officers, employees, stockholders and Representatives shall have no further liability to Parent and Merger Sub under this Agreement.  In no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

(e) Parent shall pay the Company a fee of $100,000,000 (the “Parent Termination Fee”) if the Company terminates this Agreement pursuant to Section 8.01(e).  Any Parent Termination Fee and expenses due under this Section 8.03(e) shall be paid by wire transfer of same-day funds on the Business Day immediately following the date of termination of this Agreement.

(f) Parent acknowledges and agrees that the agreements contained in Section 8.03(e) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not enter into this Agreement.  Accordingly, if Parent fails promptly to pay the amount due pursuant to Section 8.03(e), and, in order to obtain such payment, the Company commences an Action that results in a judgment in its favor for such payment, Parent shall pay to the Company its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such Action, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at a rate per annum equal to the prime interest rate published in The Wall Street Journal on the date such interest begins accruing.  Except with respect to any fraud or willful or intentional breach of this Agreement by Parent or Merger Sub, the parties agree that the payment of the Parent Termination Fee shall be the sole and exclusive remedy available to the Company with respect to this Agreement and the transactions contemplated hereby in the event any such payment becomes due and payable; provided, however, that the right of the Company to receive the Parent Termination Fee if the Company terminates this Agreement pursuant to Section 8.01(e) shall not affect the Company’s right to specific performance as provided herein prior to any termination of this Agreement. Upon payment of the Parent Termination Fee, Parent, Merger Sub, their Affiliates and their respective directors, officers, employees, stockholders and Representatives shall have no further liability to the Company under this Agreement.  In no event shall Parent be obligated to pay the Parent Termination Fee on more than one occasion.

Section 8.04. Amendment.  This Agreement may be amended by the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that (i) after receipt of the Company Stockholder Approval, there shall be made no amendment that by Applicable Law or the rules of any relevant stock exchange requires further approval by the stockholders of the Company without the further approval of such stockholders, and (ii) except as provided above, no amendment of this Agreement shall be submitted to be approved by the stockholders of the Company unless required by Applicable Law.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.  Notwithstanding anything to the contrary in this Section 8.04 or elsewhere in this Agreement, this Section 8.04 and Sections 8.05, 9.07, 9.08(d), 9.08(e) and 9.11 (and any definition set forth in, or other provision of, this Agreement to the extent that an amendment or modification of such definition or other provision would amend or modify the substance of this Section 8.04 or Section 8.05, 9.07, 9.08(d), 9.08(e) or 9.11) may not be amended or modified in a manner that would be adverse to any Financing Source (or any Financing Source’s Affiliates or any of its or its Affiliates’ former, current or future general or limited partners, stockholders, managers, members, controlling persons, agents, employees, accountants, consultants, legal counsel, financial advisors or any of their successors or assigns (collectively, “Financing Related Parties”) without the prior written consent of such Financing Source (and any such amendment or modification without such prior written consent shall be null and void).

Section 8.05. Extension; Waiver.  At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement; provided that there shall be no waiver to this Section 8.05 or Section 8.04, 9.07, 9.08(d), 9.08(e) or 9.11 (or any provision of this Agreement to the extent a waiver of such provision would modify the substance of this Section 8.05 or Section 8.04, 9.07, 9.08(d) or 9.11) in a manner that would be adverse to any Financing Source (or its Financing Related Parties) without the prior written consent of such Financing Source (and any such amendment or modification without such prior written consent shall be null and void).  No extension or waiver by the Company shall require the approval of the stockholders of the Company unless such approval is required by Applicable Law.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.06. Procedure for Termination, Amendment, Extension or Waiver.  A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.04 or an extension or waiver pursuant to Section 8.05 shall, in order to be effective, require, in the case of the Company, Parent or Merger Sub, action by its Board of Directors or the duly authorized designee thereof.  Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of either Parent or the Company.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01. Survival.  The representations and warranties contained in or made pursuant to this Agreement shall not survive the Closing.  The covenants and agreements of the parties hereto contained in or made pursuant to this Agreement that by their terms apply or are to be performed in whole or in part after the Closing, shall survive for the period provided in such covenants and agreements, if any, or until fully performed, and the covenants and agreements of the parties hereto that by their terms apply or are to be performed at or prior to the Closing shall not survive the Closing. Each covenant and agreement shall terminate after such survival period or full performance. This Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

(a) if to the Company, to:

ATMI, Inc.
7 Commerce Drive
Danbury, CT 06810
Attention: Patrick J. Shima, Esq.
Facsimile: (203) 702-5352

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

Phone:  (212) 310-8000
Facsimile: (212) 310-8007
Attention:   Thomas A. Roberts, Esq.
Matthew J. Gilroy, Esq.

(b) if to Parent or Merger Sub, to:

Entegris, Inc.
129 Concord Road
Billerica, MA 01821
Attention: Peter Walcott, Esq.
Facsimile: (978) 436-6739

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP
Prudential Tower
800 Boylston St.
Boston, Massachusetts 02199
Phone: (617) 951-7802
Facsimile: (617) 235-0514
Attention:    Craig E. Marcus, Esq.

Section 9.03. Definitions.  For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement with terms and conditions customary for transactions of such type that is no less favorable to the Company than the Confidentiality Agreement but need not contain standstill type restrictions.

“Action” means any claim, action, suit, arbitration, proceeding, investigation, audit, review or litigation by or before any Governmental Entity.

“Affiliate” means with respect to any specific Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

“Applicable Law(s)” means with respect to any Person, any federal, state, municipal or other local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise in this Agreement.

“Business” means the business and operations of the Company and its Subsidiaries after giving effect to the disposition of the Life Sciences Business pursuant to the Life Sciences SAPA.

“Business Day” means any day that is not a Saturday, or Sunday or other day on which commercial banks in the City of New York, New York are required by Applicable Law to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreements, labor union contracts, trade union agreements, works council contracts and other similar agreements and contracts.

“Company Material Adverse Effect” means any effect, change, event, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations, assets, liabilities or condition (financial or otherwise) of the Company and the Non-Life Sciences Subsidiaries, taken as a whole or (b) the ability of the Company to consummate the Merger or the other transactions contemplated in this Agreement (including the sale of the Life Sciences Business pursuant to the Life Sciences SAPA); provided, however, that none of the following, and no effect, change, event, circumstance or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a Company Material Adverse Effect has occurred or may occur: (A) changes generally affecting the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates; (B) changes generally affecting the industries in which the Company and its Subsidiaries operate; (C) changes or prospective changes in Applicable Law or GAAP or in accounting standards, any changes or prospective changes in the interpretation or enforcement of any of the foregoing or any changes in general legal, regulatory or political conditions, in each case occurring after the date hereof; (D) changes solely attributable to the announcement or pendency of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or Governmental Entities, or any litigation arising from allegations of breach of fiduciary duty or violation of Applicable Law relating to this Agreement or the transactions contemplated hereby to the extent addressed in accordance with the requirements of Section 6.10; (E) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism; (F) volcanoes, tsunamis, pandemics, earthquakes, floods, storms, hurricanes, tornados or other natural disasters; (G) any action taken by the Company or its Subsidiaries that is specifically required by this Agreement or with the prior written consent or at the direction of Parent in accordance with this Agreement, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement; (H) changes resulting or arising from the identity of, or any facts or circumstances relating to the Parent or any of its Affiliates, (I) changes in the price or trading volume of the Company’s Common Stock; or (J) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (I) and (J) shall not prevent or otherwise affect a determination that the underlying cause of any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (A) through (H) hereof) is, may be, contributed to or may contribute to, a Company Material Adverse Effect); provided further, however, that any effect, change, event or occurrence referred to in clauses (A), (B), (C), (E) or (F) may be taken into account in determining whether or not there has been or may be a Company Material Adverse Effect to the extent such effect, change, event, circumstance or occurrence has a material disproportionate adverse effect on the Company and the Non-Life Sciences Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries operate.  The determination of “Company Material Adverse Effect” shall in all events not take into account all effects, changes, events, circumstances or occurrences with respect to the Life Sciences Business or any Life Sciences Assets or Life Sciences Liabilities to be transferred or assumed pursuant to the Life Sciences SAPA except to the extent, and only to the extent, that the Company or any Non-Life Sciences Subsidiary retains any liability or obligation, whether direct, indirect, contingent or otherwise, in respect thereof.

“Company Restricted Stock Award” means any award of Company Common Stock that is subject to time and/or performance vesting conditions and which is granted under any Company Stock Plan.

“Company Restricted Stock Unit Award” means any restricted stock unit award that is subject to time and/or performance vesting conditions and which is granted under any Company Stock Plan.

“Company Stock Option” means any option to purchase Company Common Stock granted under any Company Stock Plan.

“Company Stock Plans” means the ATMI, Inc. 1995 Stock Plan, the ATMI, Inc. 1997 Stock Plan, the ATMI, Inc. 1998 Stock Plan, the ATMI, Inc. 2000 Stock Plan, the ATMI, Inc. 2003 Stock Plan and the ATMI, Inc. 2010 Stock Plan.

“Compliant” means, with respect to the Required Information, that (i) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading in the light of the circumstances, (ii) such Required Information is compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act and the Exchange Act for a registered public offering of debt securities on Form S-1 (excluding information required by Regulation S-X Rule 3-09, Rule 3-10 and Rule 3-16 and Item 402(b) of Regulation S-K and other provisions for which compliance is not customary in a Rule 144A offering of debt securities) except to the extent expressly contemplated in the definition of Required Information) and the financial statements and other financial information included in the Required Information are throughout the Marketing Period sufficient to permit a registration statement on Form S-1 (or successor form) under the Securities Act using such financial statements and financial information to be declared effective by the SEC throughout and on each day during the Marketing Period, (iii) any interim quarterly financial statements of the Company included in the Required Information have been reviewed by the Company’s independent accountants as provided in the procedures specified by the Public Company Accounting

Oversight Board in AU 722, and (iv) the financial statements and other financial information included in the Required Information are sufficient to permit the underwriters, placement agents or initial purchasers to receive customary comfort letters, including customary negative assurance comfort, including with respect to change period comfort, and the Company’s independent accountants (and, if applicable, the Company’s or its Subsidiaries former independent accountants) are prepared to issue such comfort letters in the form of the drafts thereof approved or accepted by the underwriters, placement agents and initial purchasers of the applicable debt securities in order to consummate any offering of debt securities on any day of the Marketing Period or within three (3) Business Days thereafter.  Reference herein to the Company’s independent accountants shall be to Ernst & Young LLP or another independent registered public accounting firm of nationally recognized standing engaged by the Company to be its independent accountants.

“Contract” means any written or oral contract, subcontracts, agreements, leases, licenses, commitments, sale and purchase orders, and other instruments, arrangements or understandings of any kind.

 “Director Deferred Compensation Plans” means each of the ATMI, Inc. Non-Employee Directors Deferred Compensation Program of ATMI, Inc. 2010 Stock Plan, and the ATMI, Inc. Non-Employee Directors Deferred Compensation Program of ATMI, Inc. 2003 Stock Plan.

 “DOJ” means the United States Department of Justice.

“Environmental Laws” means Applicable Laws relating to pollution or the protection of the environment or natural resources.

“ESPP” means the ATMI, Inc. 1998 Employee Stock Purchase Plan, as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Financing Failure” means the Debt Financing (or any Alternative Financing) is not available in accordance with its terms at the Closing.

“Financing Sources” means the Commitment Party and each other Person that has committed to provide or otherwise entered into any commitment letter, engagement letter, credit agreement, underwriting agreement, purchase agreement, indenture or other agreement with Parent or Merger Sub or any of their Affiliates in connection with, or that is otherwise acting as an arranger, bookrunner, underwriter, initial purchaser, placement agent, administrative or collateral agent, trustee or a similar representative in respect of, any Debt Financing (including any Alternative Financing).

“FTC” means the United States Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority or arbitrator.

“Hazardous Substance” means any substance or waste defined or regulated as “toxic,” “hazardous,” a “pollutant,” a “contaminant” or words of similar meaning and regulatory effect under any applicable Environmental Law, including petroleum and petroleum-derived products.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations under such HSR Act.

“Indebtedness” means, with respect to any Person, all obligations of such Person (i) for borrowed money, whether secured or unsecured, (ii) evidenced by notes, bonds, debentures or similar Contracts or securities, (iii) for deferred purchase price of any property, (iv) in respect of any lease of real or personal property, which obligations are required to be classified and accounted for under GAAP as capital leases, (v) under derivative contracts and any interest rate and currency agreements, (vi) in respect of outstanding letters of credit, and (iv) in respect of all guarantees, keepwell or similar arrangements for any of the foregoing.

“Intellectual Property” means all of the following whether arising under the Laws of the United States or of any other jurisdiction: (a) patents and patent applications (including patents issued thereon), (b) trademarks, service marks, trade names, service names, logos and other identifiers of same, and any and all common law rights, and registrations and applications for registration thereof, (c) copyrights, moral rights, mask work rights, in each case whether or not registered, and registrations and applications for registration thereof, (d) rights in trade secrets, and (e) inventions and invention disclosures.

“Knowledge” means, with respect to the Company, the actual knowledge after reasonably due inquiry of the individuals set forth on Section 9.03(a) of the Company Disclosure Letter, and, with respect to Parent or Merger Sub, the actual knowledge after reasonable due inquiry of the individuals set forth on Section 9.03(a) of the Parent Disclosure Letter.

“Lien” means, with respect to any property or asset, any mortgage, deed of trust, pledge, hypothecation, security, interest, encumbrance, interference, option, right of first refusal, preemptive right, community property interest, claim, lien or restriction of any kind (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Life Sciences Assets” means the assets and properties of the Life Sciences Business and all other rights and interests to be acquired by the Life Sciences Buyer pursuant to, and conditioned on, the consummation of the transactions contemplated by the Life Sciences SAPA, including 100% of the issued share capital of ATMI BVBA, a company organized under the laws of Belgium (“ATMI BVBA”).

“Life Sciences Business” means the business of developing, manufacturing and selling products, systems and services to customers in (i) the life sciences industry (including the pharmaceutical, biopharmaceutical, and cell therapy segments) consisting of single use bioprocess and bioreactor systems and component which provide biotechnology customers with integrated disposable systems, including a complete offering of scalable containment, storage, dispensing, missing and bioreactor solutions (ii) in the life sciences and microelectronics industries with respect to Ultra Clean Packaging.

“Life Sciences Liabilities” means the liabilities of the Life Sciences Business to be assumed by the Life Sciences Buyer pursuant to, and conditioned on, the consummation of the transactions contemplated by the Life Sciences SAPA.

“Life Sciences Subsidiaries” means ATMI BVBA and each of its Subsidiaries, other than any Subsidiary that will remain a Subsidiary of the Company following the closing of the sale of the Life Sciences Business pursuant to the Life Sciences SAPA as a result of the Restructuring Transactions, namely ATMI (Singapore) and ATMI (Germany).

“Marketing Period” means the first period of eighteen (18) consecutive Business Days, commencing on the first (1st) Business Day after the date of delivery of the Required Information, throughout which (i) Parent shall have the Required Information and the Required Information is Compliant; provided that if the Company shall in good faith reasonably believe it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date of such notice (or, if later, on the date specified in such notice as the date of delivery of the Required Information) unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information and, within two (2) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered), in which case this clause (i) shall not be satisfied until the Company has provided all such Required Information specifically set forth in such notice, and (ii) the conditions set forth in Section 7.01 and Section 7.02 shall be satisfied (other than any those conditions that by their nature are to be satisfied at the Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.01 and Section 7.02 to fail to be satisfied assuming the Closing were to be scheduled for any time during such eighteen (18) consecutive Business Day period; provided that the Marketing Period shall not be deemed to have commenced if, prior to the completion of such eighteen (18) consecutive Business Day period, (A) the Company’s independent accountants shall have withdrawn or qualified their audit opinion with respect to any of the Required Information, in which case, the Marketing Period shall not be eligible to commence (and, for the avoidance of doubt, shall be deemed not to have commenced) unless and until a new unqualified audit opinion, prepared in accordance with the PCAOB, is issued with respect thereto by the Company’s independent accountants or, if applicable, by the Company’s or its Subsidiaries’ former independent accountants (which shall be an independent registered public accounting firm), (B) the Company has publicly announced any intention to restate any material financial information, in which case the Marketing Period shall not be eligible to commence unless and until such restatement has been completed and the relevant Company SEC Documents and Required Information have been amended or the Company has determined that no restatement shall be required in accordance with GAAP, (C) any Required Information would not be Compliant at any time during such eighteen (18) consecutive Business Day period (it being understood that if any Required Information provided at the initiation of the Marketing Period ceases to be Compliant at any time during such eighteen (18) consecutive Business Day period, then the Marketing Period shall be deemed not to have commenced), or (D) the Company shall have failed to file any annual, quarterly or periodic report with the SEC that was required to be filed by it with the SEC by the date required under the Exchange Act containing all of the financial information required to be contained therein, in which case the Marketing Period will not be eligible to commence until such reports have been filed; and provided further, that the Marketing Period shall end on any earlier date that is the date on which the entire Debt Financing has been consummated in accordance with its terms.

“NASDAQ” means the National Association of Securities Dealers Automated Quotation.

“Non-Life Sciences Subsidiaries” means any Company Subsidiary that is not a Life Sciences Subsidiary.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Parent Material Adverse Effect” means any event, change, circumstance or occurrence that, individually or in the aggregate, would prevent or materially delay or adversely impact the ability of Parent or Merger Sub to consummate the Merger.

“PCAOB” means the Public Company Accounting Oversight Board auditing standards.

“Permits” means licenses, franchises, permits, certificates, approvals and authorizations from Governmental Entities.

“Permitted Liens” means, collectively, (i) suppliers’, mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of law or otherwise incurred in the ordinary course of business securing obligations that are not due and payable or which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens for Taxes, utilities and other governmental charges that are not due and payable or which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (iii) requirements and restrictions of zoning, building and other Applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities that do not materially detract from the value of such property or materially interfere with the business of the Company and its Subsidiaries as currently conducted, (iv) licenses or other grants of rights in Intellectual Property made in the ordinary course of business, consistent with past practices, (v) statutory Liens of landlords for amounts not due and payable or which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (vi) deposits made in the ordinary course of business to secure payments of worker’s compensation, unemployment insurance or other types of social security benefits or the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), public or statutory obligations, and surety, stay, appeal, customs or performance bonds, or similar obligations arising in each case in the ordinary course of business consistent with past practices, (vii) Liens in favor of customs and revenue authorities arising as a matter of law and in the ordinary course of business, consistent with past practices, to secure payment of customs duties in connection with the importation of goods, (viii) Liens resulting from securities laws, (ix) Liens incurred in the ordinary course of business, consistent with past practices, in connection with any purchase money security interests, equipment leases or similar financing arrangements, (x) licenses granted to third parties in the ordinary course of business consistent with past practices by the Company or its Subsidiaries, (xi) such other Liens or imperfections of title that are not material in amount and do not materially detract from the value of or materially impair the existing use of the property affected by such Lien or imperfection of title, (xii) Liens that are disclosed on the most recent consolidated balance sheet of the Company, or the notes thereto, included in the Company SEC Documents filed prior to the date hereof and (xiii) Liens that do not materially detract from the value of such property or interfere in any material respect with the use, operation or occupancy by the Company or any of its Subsidiaries of such property.

“Person” means any natural person, general or limited partnership, corporation, trust, limited liability company, limited liability partnership, firm, association, Governmental Entity or other legal entity.

“Regulation S-X” means Regulation S-X promulgated by the SEC as amended and in effect at the time in question.

“Regulatory Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder, the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder, the Federal Trade Commission Act of 1914, as amended, and the rules and regulations promulgated thereunder, and any other federal, state and foreign statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Required Information” shall mean (i) (A) audited consolidated balance sheets and related audited consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows of the Company (including the related notes and financial statement schedules thereto) prepared in accordance with GAAP for the three (3) most recently completed fiscal years ended at least seventy-five (75) days before the Closing Date and together with audit opinions of the Company’s independent accountants (which shall not be subject to any qualification or “going concern” disclosures) with respect to such audited financial statements and the written consent of each accounting firm providing any such opinion to use such opinion, and (B) unaudited consolidated balance sheets and related unaudited consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows of the Company prepared in accordance with GAAP for each subsequent fiscal quarter that ended at least forty

(40) days before the Closing Date and for the comparable quarter of the prior fiscal year; provided, however, that in each such case such consolidated balance sheets of the Company and such consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows of the Company shall include information necessary for Parent to prepare pro forma financial statements under and in accordance with Article 11 of Regulation S-X and the relevant SEC rules and regulations applicable thereto for Form S-1 registration statements, (ii) all information and data regarding the Business and the Company and its Subsidiaries (A) of the type and form required by Regulation S-X and Regulation S-K under the Securities Act for offerings of debt securities on a registration statement on Form S-l (or any successor form) under the Securities Act (other than (x) consolidating and other financial statements and data that would be required by Sections 3-10 and 3-16 of Regulation S-X under the Securities Act, and (y) any information and data required by Item 402 of Regulation S-K under the Securities Act and information regarding executive compensation and related party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A) (but including financial statements and schedules or footnotes satisfying Item 3-10(g) and including qualitative and quantitative disclosure with respect to assets, liabilities, revenue, operating income and adjusted EBITDA customarily included in Rule 144A offerings of high yield debt securities) and as otherwise necessary for the Financing Sources to receive customary “comfort” (including customary negative assurance comfort, including with respect to change period comfort) from the Company’s independent accountants (and, if applicable, the Company’s and is Subsidiaries’ former independent accountants) and (B) of the type and form customarily included in Offering Documents used to syndicate credit facilities of the type to be included in the Debt Financing or in Offering Documents used in private placements of high yield debt securities under Rule 144A under the Securities Act (including as necessary to permit Parent to prepare the offering memorandum required by paragraph 8 of Annex E to the Debt Commitment Letter), in each case, assuming that such syndication of credit facilities and offering(s) of debt securities were consummated at the same time during the Company’s fiscal year as such syndication and offering(s) of debt securities will be made; and (iii) such other information and data reasonably required by the underwriters, placement agents and initial purchasers that is usual and customary with respect to syndicated credit facilities or high yield offerings; it being understood and agreed that the foregoing provisions of this definition shall not obligate the Company with respect to pro forma financial statements or projections beyond the requirements of Section 6.11(d)(ii)(C)(II) and clause (i) of this definition.

 “Restructuring Transactions” has the meaning set forth in the Life Sciences SAPA.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations under the Securities Act.

“Subsidiary” of any specified Person means any other Person of which such first Person owns (either directly or indirectly through one or more other Subsidiaries) a majority of the outstanding equity securities or securities carrying a majority of the voting power in the election of the board of directors or other governing body of such Person, and with respect to which entity such first Person is not otherwise prohibited contractually or by other legally binding authority from exercising control.

“Taxes” means all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, intangible, municipal, employment, severance, withholding, franchise, value added and other taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts, and, in all cases, whether disputed or not.

“Tax Returns” means all Tax returns, declarations, statements, estimates, reports, schedules, forms and information returns, any amended Tax return and any other document filed or required to be filed relating to Taxes.

“Transition Services Agreement” means the Transition Services Agreement contemplated by the Life Sciences SAPA, in the form referred to in Section 9.03(b) of the Company Disclosure Letter.

“Treasury Regulation” shall mean the tax regulations promulgated under the Code.

“Ultra Clean Packaging” means two-dimensional (formed by no more than two sheets) passive plastic-based packaging for storing and transporting solid devices.  For the avoidance of doubt, Ultra Clean Packaging does not include three-dimensional containers (including back-in-overpak configurations), containers for storing or transporting liquids/chemicals or containers with active mechanisms such as mixing or dispensing components.

Section 9.04. Rules of Construction.  Interpretation of this Agreement (except as specifically provided in this Agreement, in which case such specified rules of construction shall govern with respect to this Agreement) shall be governed by the following rules of construction: (a) words in singular shall be held to include the plural and vice versa, and words of one general shall be held to include the other gender as the context requires; (b) references made to an Article, a Section or an Exhibit, such reference shall be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated; (c) the table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (d) any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement; (e) the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation; (f) the words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (g) the term “or” is not exclusive; (h) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (i) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (j) all pronouns and any variations thereof refer to the masculine, feminine or neuter as the context may require; (k) any agreement, instrument or

Applicable Law defined or referred to herein means such agreement, instrument or Applicable Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated; (l) references to a Person are also to its permitted successors and assigns; and (m) unless otherwise specifically indicated, all references to “dollars” and “ $” will be deemed references to the lawful money of the United States of America.

Section 9.05. Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Applicable Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 9.06. Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties to each such agreement in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement electronically (including portable document format (.pdf)) or by facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 9.07. Entire Agreement; No Third-Party Beneficiaries.  This Agreement and any exhibits, annexes or schedules hereto, including the Company Disclosure Letter, together with the Confidentiality Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof, and except for (i) if the Effective Time occurs, the right of the holders of Company Common Stock to receive the Merger Consideration and (ii) the provisions set forth in Section 6.04 of this Agreement, are not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder; provided, that the Financing Sources and their respective Financing Related Parties shall be third party beneficiaries of this Section 9.07 and Sections 8.04, 8.05, 9.08(d), 9.08(e) and 9.11 and shall have the right to consent to any modification of this Section 9.07 or Section 8.04, 8.05, 9.08(d), 9.08(e) or 9.11 (or of any definition set forth in, or other provision of, this Agreement to the extent the modification thereof would modify the substance of this Section 9.07 or Section 8.04, 8.05, 9.08(d), 9.08(e) or 9.11) to the extent such modification directly affects their interests.

Section 9.08. Governing Law; Jurisdiction; Waiver of Jury Trial.  (a)  This Agreement and all claims or causes of action (whether in contract or in tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in such State without giving regard to any conflict of laws provisions that would require or permit the application of the Laws of any other jurisdiction.

(b) The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the State of Delaware over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts.  The parties hereby irrevocably waive, to the fullest extent permitted by Applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute.  Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(c) Each of the parties hereto hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 9.02.  Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(d) Notwithstanding anything herein to the contrary, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source or any Financing Related Party in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than any federal court of the United States of America located in, or, if that court does not have subject matter jurisdiction, in any state court located in, in each case, the Borough of Manhattan in the City of New York.

(e) EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY DISPUTE DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT (INCLUDING ANY SUCH ACTION INVOLVING THE FINANCING SOURCES OR ANY FINANCING RELATED PARTY) OR ANY TRANSACTION CONTEMPLATED HEREBY.  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF A DISPUTE, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.08.

Section 9.09. Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto; provided that Parent and Merger Sub may grant a security interest in, and collaterally assign, any of their rights under this Agreement in connection with the Debt Financing.  No assignment by any party shall relieve such party of any of its obligations hereunder.  Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.  Any purported assignment not permitted under this Section 9.09 shall be null and void.

Section 9.10. Specific Enforcement.  Each party hereto acknowledges and agrees that a breach by it of this Agreement would cause irreparable damage to the other parties hereto and that no party hereto will have an adequate remedy at law.  Therefore, it is agreed that each party shall be entitled, without the requirement of posting a bond or other security, to an injunction or injunctions to prevent breaches of this Agreement.  Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.  Notwithstanding anything herein to the contrary, it is acknowledged and agreed that, without limiting the Company’s right to seek specific enforcement of the other obligations of the Parent and Merger Sub pursuant to this Agreement to the extent expressly permitted hereunder, the Company shall be entitled to specific enforcement of Parent’s and Merger Sub’s obligations to consummate the Merger only in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Section 7.01 and 7.02 have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing and that are reasonably expected to be satisfied at the Closing), (ii) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.02, (iii) there has not been a Financing Failure, and (iv) the Company has confirmed in a written notice delivered to Parent that if specific enforcement is granted and the Debt Financing is funded, then the Company is ready, willing and able to, and will, consummate the Closing.  In addition, it is agreed that the Company shall be entitled to enforce specifically Parent’s and Merger Sub’s obligation under this Agreement to draw upon the Debt Financing only if (i) all of the conditions to closing set forth in Section 7.01 and 7.02 and all of the conditions precedent set forth in the Debt Commitment Letter have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing but that are reasonably expected to be satisfied at the Closing), (ii) the Company has confirmed in a written notice delivered to Parent that if specific enforcement is granted and the Debt Financing is funded, then, assuming performance by Parent and Merger Sub of their respective obligations under this Agreement, then the Company is ready, willing and able to, and will, consummate the Closing, and (iii) the full proceeds to be provided to Parent by the Debt Financing in accordance with its terms shall be available to Parent to consummate the Merger. For the avoidance of doubt, while the Company may pursue both a grant of specific enforcement (as and only to the extent expressly permitted by this Section 9.10) and the payment of the Parent Termination Fee (as and only to the extent expressly permitted by Section 8.03(f)), under no circumstances shall the Company be permitted or entitled to receive both such grant of specific enforcement and payment of the Parent Termination Fee.  Each of the parties hereto expressly disclaims that it is owed any duties not expressly set forth in this Agreement, and waives and releases any and all tort claims and causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement.

Section 9.11. No Recourse to Financing Sources.  Notwithstanding anything herein to the contrary, it is acknowledged and agreed that all claims, obligations, liabilities or causes of action, whether at law, in equity, in contract, in tort or otherwise, that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to enter into, this

Agreement) or the transactions contemplated by this Agreement may be made only against (and are those solely of) the entities that are expressly identified as parties to this Agreement in the Preamble to this Agreement.  Notwithstanding anything herein to the contrary, the Company agrees, on behalf of itself and its Affiliates and each of its and its Affiliates’ respective former, current or future general or limited partners, stockholders, managers, members, controlling persons, agents or Representatives (collectively, the “Company Parties”) that the Financing Sources and each of their respective Financing Related Parties shall be subject to no liability or claims to the Company Parties in connection with the Debt Financing or in any way relating to this Agreement or any of the transactions contemplated hereby or thereby, whether at law, in equity, in contract, in tort or otherwise.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Agreement, all as of the date first written above.

ATMI, INC.

By:	/s/ Douglas A. Neugold
Name:	Douglas A. Neugold
Title:	Chairman, President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ENTEGRIS, INC.

By:	/s/ Bertrand Loy
Name:	Bertrand Loy
Title:	President and Chief Executive Officer

ATOMIC MERGER CORPORATION

By:	/s/ Bertrand Loy
Name:	Bertrand Loy
Title:	President

[Signature Page to Agreement and Plan of Merger]